UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 13, 2004

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

OREGON	**000-25597**	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2491
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Item 5. Other Events and Regulation FD Disclosure

On March 13, 2004 Umpqua Holdings Corporation and its wholly owned subsidiary Umpqua Bank executed an Agreement and Plan of Reorganization with Humboldt Bancorp and its wholly owned subsidiary Humboldt Bank. A copy of the Agreement and Plan of Reorganization is included as Exhibit 2. As an ancillary document to the Agreement and Plan of Reorganization, Umpqua Holdings Corporation entered into a Stock Option Agreement with Humboldt Bancorp. A copy of the Stock Option Agreement is included as Exhibit 10.

Item 7. Financial Statements and Exhibits

(a)   Financial statements of business acquired.

 Not applicable.

(b)   Pro Forma Financial Information

 Not applicable.

(c)   Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

2   Agreement and Plan of Reorganization
10   Stock Option Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated <u>March 15, 2004</u>   By: <u>/s/ Kenneth E. Roberts</u>
                                       Kenneth E. Roberts
                                       Assistant Secretary

EXHIBIT 2

AGREEMENT AND PLAN OF REORGANIZATION

by and among
Umpqua Holdings Corporation,
Umpqua Bank,
Humboldt Bancorp and
Humboldt Bank

March 13, 2004

TABLE OF CONTENTS

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization is entered into effective this 13th day of March, 2004 (this "Agreement"), by and among Umpqua Holdings Corporation ("Umpqua"), Umpqua Bank ("Umpqua Bank"), Humboldt Bancorp ("Humboldt") and Humboldt Bank ("Humboldt Bank").

RECITALS:

A.   Umpqua is an Oregon corporation, and registered financial holding company, with its executive offices at 200 Market Street, Suite 1900, Portland, Oregon.

B.   Umpqua Bank is an Oregon state-chartered bank, and a wholly-owned subsidiary of Umpqua, with its principal office at 445 SE Main Street, Roseburg, Oregon.

C.   Humboldt is a California corporation, and registered bank holding company, with its executive offices at 2998 Douglas Boulevard, Suite 330, Roseville, California.

D.   Humboldt Bank is a California state-chartered bank, and a wholly-owned subsidiary of Humboldt, with its principal office at 701 Fifth Street, Eureka, California, doing business as Humboldt Bank, Tehama Bank, Capitol Valley Bank and Feather River State Bank.

E.   The parties desire to enter into a strategic business combination pursuant to the terms of this Agreement.

F.   The respective boards of directors of each of Umpqua and Humboldt have determined that it is in the best interests of their respective corporations and shareholders to consummate the Holding Company Merger, the Bank Merger and the other transactions contemplated by this Agreement.

G.   The parties intend that the transactions contemplated hereby shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

AGREEMENT

In consideration of the mutual premises, and of the representations and warranties, covenants and agreements herein contained, the parties hereby enter into this Agreement and agree as follows:

1. **Definitions.** For purposes of this Agreement, the following terms shall have the definitions given:

(a)   "Agreement" has the meaning set forth in the Preamble.

(b)   "Alternative Acquisition Transaction" means any event or series of events pursuant to which a party or its board of directors enters into an agreement or recommends to its shareholders any agreement (other than this Agreement) pursuant to which any Person would (i) merge or consolidate with such party, with the result that the shareholders of such party hold less than 50% of the stock of the surviving entity, (ii) acquire 50% or more of the assets or liabilities of such party or any of its subsidiaries, or (iii) purchase or otherwise acquire (including by merger, consolidation, share exchange or any similar transaction) stock or other securities representing or convertible into 50% or more of the stock of such party or any one or more of its subsidiaries.

(c)   "Bank Merger" means the merger of Humboldt Bank with and into Umpqua Bank in accordance with the Bank Plan of Merger.

(d)   "Bank Plan of Merger" means the Plan of Merger to be executed by Umpqua Bank and Humboldt Bank and delivered to the Oregon Director and the California Commissioner for filing substantially in the form attached hereto as Exhibit B.

(e)   "Benefits Integration" has the meaning set forth in Section 7.14.

(f)   "Broker Dealer Reports" means such reports filed by Strand Atkinson Williams & York, Inc. with the SEC or with the NASD.

(g)   "California Commissioner" means the Commissioner of the California Department of Financial Institutions.

(h)   "Call Reports" means the final reports filed by such bank with the FDIC.

(i)   "CGCL" means the California General Corporation Law.

(j)   "COBRA" has the meaning set forth in Section 4.22(e).

(k)   "Code" means the Internal Revenue Code of 1986, as amended.

(l)   "Converted Option" has the meaning set forth in Section 2.1.6.

(m)   "Converted Stock Bonus Award" has the meaning set forth in Section 2.1.6.

(n)   "Core Deposits" means non-brokered deposits of Humboldt listed under general ledger account codes 20010, 20015, 20016, 20020, 20130, 20131, 20140, 20141, 20142, 20250, 20255 and 20258.

(o)   "Dissenters' Shares" has the meaning set forth in Section 2.1.4.

(p)   "Dissenting Shareholder" means any holder of Dissenters' Shares.

(q)   "Effective Date" is the date on which the Articles of Merger for the Holding Company Merger are filed with the Oregon Secretary of State.

(r)   "Effective Time" is the time set forth in the Holding Company Plan of Merger at which the Holding Company Merger is effective.

(s)   "Employee Benefit Plan" means an employee benefit plan as defined by Section 3 of ERISA.

(t)   "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

(u)   "ERISA Affiliate" has the meaning set forth in Section 4.22.

(v)   "Exchange Act" means the Securities Exchange Act of 1934, as amended, and, to the extent the context requires, the rules promulgated thereunder.

(w)   "Exchange Agent" means Mellon Investor Services LLC or such other company reasonably designated by Umpqua to perform the duties of Exchange Agent in this Agreement.

(x)   "Exchange Ratio" means 1.0.

(y)   "FDIC" means the Federal Deposit Insurance Corporation.

(z)   "FHA" means the Federal Housing Administration.

(aa)   "FHLMC" means the Federal Home Loan Mortgage Corporation.

(bb)   "FNMA" means the Federal National Mortgage Association.

(cc)   "FRB" means the Board of Governors of the Federal Reserve System.

(dd)   "GAAP" has the meaning set forth in Section 4.3.

(ee)   "GNMA" means the Government National Mortgage Association.

(ff)   "Hazardous Material" has the meaning set forth in Section 4.11.

(gg)   "Holding Company Merger" means the merger of Humboldt with and into Umpqua at the Effective Time in accordance with the Holding Company Plan of Merger.

(hh)   "Holding Company Plan of Merger" means the Plan of Merger to be executed by Umpqua and Humboldt and delivered together with Articles of Merger to the Oregon Secretary of State and California Secretary of State for filing on the Effective Date substantially in the form attached hereto as Exhibit A.

(ii)   "Humboldt" has the meaning set forth in the Preamble.

(jj)   "Humboldt Bank" has the meaning set forth in the Preamble.

(kk)   "Humboldt Common Stock" means the shares of common stock, without par value, of Humboldt.

(ll)   "Humboldt Director Fee Plan" has the meaning set forth in Section 7.14.

(mm)   "Humboldt Disclosure Schedule" has the meaning set forth in Section 4.

(nn)   "Humboldt Option" has the meaning set forth in Section 2.1.6.

(oo)   "Humboldt Property" has the meaning set forth in Section 4.11.

(pp)   "Humboldt Public Reports" means the reports and other information required to be filed by Humboldt with the SEC pursuant to the Exchange Act, together with the reports to shareholders required to be delivered by Humboldt to its shareholders pursuant to Exchange Act Rule 14a-3.

(qq)   "Humboldt Stock Bonus Award" has the meaning set forth in Section 2.1.6.

(rr)   "Humboldt Stock Plans" has the meaning set forth in Section 2.1.6.

(ss)   "Knowledge" means, as to a party, the actual knowledge of an Officer of such party.

(tt)   "Mergers" means the Holding Company Merger and the Bank Merger.

(uu)   "NASD" means the National Association of Securities Dealers, Inc.

(vv)   "New Certificate" has the meaning set forth in Section 2.3.3.

(ww)   "Officer" means the Chief Executive Officer, President, Chief Financial Officer or any Senior or Executive Vice President.

(xx)   "Old Certificate" has the meaning set forth in Section 2.3.3.

(yy)   "Oregon Bank Act" means Chapters 706 through 716 of the Oregon Revised Statutes.

(zz)   "Oregon Director" means the Director of the Oregon Department of Consumer and Business Services acting by and through the Administration of the Division of Finance and Corporate Securities.

(aaa)   "PBGC" means the Pension Benefit Guaranty Corporation.

(bbb)   "Pension Benefit Plan" has the meaning set forth in Section 4.22(c).

(ccc)   "Person" means any natural person or any other entity, person, or group. For purposes of this definition, the meaning of the term "group" shall be determined in accordance with Section 13(d)(3) of the Exchange Act.

(ddd)   "Plans of Merger" means the Bank Plan of Merger and the Holding Company Plan of Merger.

(eee)   "Proxy Statement" has the meaning set forth in Section 6.9.

(fff)   "SAWY" means Strand Atkinson William & York, Inc., an Oregon corporation.

(ggg)   "SBA" means the Small Business Administration of the Department of Commerce.

(hhh)   "SEC" means the Securities and Exchange Commission.

(iii)   "Securities Act" means the Securities Act of 1933, as amended, and to the extent the context requires, the rules promulgated thereunder.

(jjj)   "Subsidiary" means, with respect to a party to this Agreement, any entity in which such party owns, directly or indirectly, more than 50% of the voting securities, other than in such party's capacity as a fiduciary or a secured party.

(kkk)   "Umpqua" has the meaning set forth in the Preamble.

(lll)   "Umpqua Bank" has the meaning set forth in the Preamble.

(mmm) "Umpqua Common Stock" means shares of common stock, no par value, of Umpqua.

(nnn)   "Umpqua Disclosure Schedule" has the meaning set forth in Section 5.

(ooo)   "Umpqua Property" has the meaning set forth in Section 5.10.

(ppp)   "Umpqua Public Reports" means the reports and other information required to be filed by Umpqua with the SEC pursuant to the Exchange Act, together with the reports to shareholders required to be delivered by Umpqua to its shareholders pursuant to Exchange Act Rule 14a-3.

(qqq)   "VA" means the Veterans Administration.

(rrr)   "Welfare Benefit Plan" has the meaning set forth in Section 4.22(b).

2. Mergers.

2.1 **Transactions Pursuant to the Holding Company Plan of Merger.** Subject to the terms and conditions set forth in this Agreement, upon performance of all of the covenants of the parties hereto and fulfillment or waiver (to the extent waiver is permitted by law) of all of the conditions contained herein, on the Effective Date:

2.1.1 Humboldt shall be merged with and into Umpqua under Oregon law on the terms and conditions set forth in the Holding Company Plan of Merger. The Holding Company Plan of Merger and the Holding Company Articles of Merger shall be filed with the Secretary of State of the State of Oregon to effect the Holding Company Merger and the Secretary of State of the State of California as required under California law.

2.1.2 Umpqua shall be the surviving corporation in the Holding Company Merger. The articles of incorporation and bylaws of Umpqua shall be the articles of incorporation and bylaws of the surviving corporation.

2.1.3 As of the Effective Time, each share of Umpqua capital stock outstanding immediately prior to the Holding Company Merger shall remain outstanding and shall be deemed to be one share of the capital stock of the surviving corporation.

2.1.4 All shares of Humboldt Common Stock that are "dissenting shares" within the meaning of CGCL § 1300 ("Dissenters' Shares") shall not be converted into or represent a right to receive Umpqua Common Stock unless and until such shares have lost their status as dissenting shares under CGCL § 1300, at which time such shares shall be converted into Umpqua Common Stock pursuant to Section 2.1.5.

2.1.5 As of the Effective Time, each outstanding share of Humboldt Common Stock (other than Dissenters' Shares) shall be converted into the right to receive the number of shares of Umpqua Common Stock determined by applying the Exchange Ratio, except that cash shall be paid in lieu of any resulting fractional shares.

2.1.6 (a) As of the Effective Time, by virtue of the Holding Company Merger and without any action on the part of any holder of any such option, each outstanding option to acquire Humboldt Common Stock (each a "Humboldt Option") shall be automatically converted into an option to purchase Umpqua Common Stock (each, a "Converted Option") as follows: (i) the number of shares of Umpqua Common Stock issuable upon exercise of the Converted Option shall be equal to the product of (A) the number of shares of Humboldt Common Stock issuable upon exercise of the Humboldt Option, and (B) the Exchange Ratio; and (ii) the exercise price per share of Umpqua Common Stock shall be equal to the result of (A) the exercise price of the Humboldt Option, divided by (B) the Exchange Ratio. Other than with respect to certain Humboldt Options contractually required to become fully vested upon a change of control of Humboldt, all other terms and conditions of the Converted Options shall remain the same as the terms and conditions of the Humboldt Options. With respect to any Humboldt Option that is an incentive stock option within the meaning of Section 422 of the Code, the foregoing adjustments shall be effected in a manner consistent with Section 424(a) of the Code. All warrants to purchase Humboldt Common Stock shall, in accordance with their terms, be either exercised or cancelled prior to the Effective Time.

(b) As of the Effective Time, each outstanding stock bonus award to receive shares of Humboldt Common Stock (each, a "Humboldt Stock Bonus Award") shall be automatically converted into a right to receive the number of shares of Umpqua Common Stock ("Converted Stock Bonus Award") equal to the product of the number of shares of Humboldt Common Stock issuable upon the vesting of the Humboldt Stock Bonus Award and the Exchange Ratio. The terms and conditions of the Converted Stock Bonus Awards shall otherwise remain the same as the terms and conditions of the corresponding Humboldt Stock Bonus Awards.

(c) Umpqua shall, as of the Effective Time, assume the obligations of Humboldt under all plans and agreements pursuant to which a Humboldt Option or a Humboldt Stock Bonus Award has been issued (the "Humboldt Stock Plans") and shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Umpqua Common Stock for delivery upon exercise of the Converted Options or the vesting of the Converted Stock Bonus Awards. Umpqua shall cause the registration of the shares of Umpqua Common Stock subject to the Converted Options or the Converted Stock Bonus Awards to become effective as part of a registration statement on Form S-8, or any successor or other appropriate forms, with respect to the shares of Umpqua Common Stock subject to the Converted Options or the Converted Stock Bonus Awards no later than the Effective Time; and, thereafter, Umpqua shall deliver to holders of Converted Options or the Converted Stock Bonus Awards any applicable prospectus and shall maintain the effectiveness of such registration statement or registration statements, including the current status of any related prospectus, for so long as the Converted Options or the Converted Stock Bonus Awards remain outstanding.

2.2 **Transactions Pursuant to the Bank Plan of Merger**. Upon performance of all of the covenants of the parties hereto and fulfillment or waiver (to the extent waiver is permitted by law) of all of the conditions contained herein, and promptly following the Effective Time:

2.2.1 Humboldt Bank will be merged with and into Umpqua Bank in accordance with the provisions of the Oregon Bank Act. The Bank Plan of Merger shall be filed with the Oregon Director for purposes of obtaining a Certificate of Merger.

2.2.2 As of the date set forth in the Certificate of Merger, Humboldt Bank will merge with Umpqua Bank, with Umpqua Bank being the resulting bank and having its head office in Roseburg, Oregon.

2.2.3 The Umpqua Bank Articles and the Umpqua Bank Bylaws and banking charter of Umpqua Bank in effect immediately before the date set forth on the Certificate of Merger shall be the articles of incorporation, bylaws and banking charter of the resulting bank.

Upon effectiveness of the Bank Merger, each outstanding share of Umpqua Bank common stock shall remain outstanding as shares of the resulting bank, the holders of such shares shall retain their rights with respect to such shares as in effect prior to the Bank Merger, and each outstanding share of Humboldt Bank held by Humboldt will be cancelled.

2.3 **Exchange Procedures.**

2.3.1 Prior to the Effective Date, Umpqua shall appoint an Exchange Agent reasonably acceptable to Humboldt for the purpose of exchanging certificates representing shares of Humboldt Common Stock (other than Dissenters' Shares) for Umpqua Common Stock as required by Section 2.1. On or about the Effective Date, Umpqua will issue and deliver to the Exchange Agent certificates representing a sufficient number of shares of Umpqua Common Stock issuable and cash payable in lieu of fractional shares in the Holding Company Merger.

2.3.2 As soon as practicable after the Effective Date, the Exchange Agent will send written notice to each record holder of certificates representing shares of Humboldt Common Stock (other than Dissenting Shareholders) of the closing of the Holding Company Merger.

2.3.3 Upon surrender for cancellation to the Exchange Agent of one or more certificates for shares of Humboldt Common Stock ("Old Certificates"), accompanied by a duly executed letter of transmittal in proper form, the Exchange Agent shall, promptly after the Effective Date, deliver to each holder of such surrendered Old Certificates new certificates representing the appropriate number of shares of Umpqua Common Stock ("New Certificates"), together with checks for payment of cash in lieu of fractional shares to be issued in respect of the Old Certificates, less any taxes required to be withheld with respect to such fractional shares.

2.3.4 Until Old Certificates have been surrendered and exchanged for New Certificates as herein provided, each outstanding Old Certificate shall be deemed, for all corporate purposes of Umpqua to be the shares of Umpqua Common Stock. No dividends or other distributions which are declared on Umpqua Common Stock into which shares of Humboldt Common Stock have been converted after the Effective Date, will be paid to persons otherwise entitled to receive the same until the Old Certificates have been surrendered in exchange for New Certificates in the manner herein provided. In no event shall the persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

2.3.5 Any Umpqua Common Stock or cash delivered to the Exchange Agent (together with any interest or dividends thereon) and not issued pursuant to this Section 2.3 at the end of twelve months from the Effective Date shall be returned to Umpqua, in which event the persons entitled thereto shall look only to Umpqua for payment thereof.

2.3.6 Notwithstanding anything to the contrary set forth in this Agreement, if any holder of Humboldt Common Stock shall be unable to surrender his or her Old Certificates because such certificates have been lost or destroyed, such holder may deliver in lieu thereof a lost stock certificate affidavit and at the sole option of Umpqua or the Exchange Agent, an indemnity bond together with a surety, each in a form and substance reasonably satisfactory to Umpqua or the Exchange Agent.

2.3.7 The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Umpqua Common Stock or Humboldt Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Umpqua Common Stock for the account of the persons entitled hereto.

2.4 **Dissenters' Shares**. Any Dissenting Shareholder who shall be entitled to be paid the value of such shareholder's shares of Humboldt Common Stock, as provided in Section 1300 of the CGCL, shall not be entitled to shares of Umpqua Common Stock at the Exchange Ratio in respect thereof unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such Dissenting Shareholder's right to dissent from the Holding Company merger under the CGCL, and shall be entitled to receive only the payment provided for by Section 1300 of the CGCL with respect to such Dissenters' Shares.

2.5 **Anti-Dilution Provision**. If Umpqua changes or proposes to change the number of shares of Umpqua Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, or similar transaction with respect to the outstanding Umpqua Common Stock, or exchanges Umpqua Common Stock for a different number or kind of shares or securities or is involved in any transaction resulting in any of the foregoing, and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted.

3. Umpqua Directors.

3.1 **Election of Directors**. Prior to the Effective Date, the Humboldt Board of Directors shall name six persons, four of whom will be selected by Umpqua for appointment to the Umpqua Board of Directors and Umpqua Bank Board of Directors. At or immediately after the Effective Date, these four persons shall be appointed to both the Umpqua and Umpqua Bank Board of Directors. At the 2005 annual meeting of Umpqua shareholders, these four persons, subject to eligibility and the board members' fiduciary duties, will be nominated to serve one, two, or three year terms and recommended for election by the Board in Umpqua's proxy statement.

3.2 **Size of Boards of Directors**. Immediately after the Effective Date, the Umpqua Board of Directors and Umpqua Bank shall consist of no more than 13 directors, including the four directors to be elected pursuant to Section 3.1, the Chief Executive Officer of Umpqua, and eight current independent Umpqua directors.

4. Representations and Warranties of Humboldt.

Except as disclosed in one or more schedules to this Agreement delivered prior to execution of this Agreement (the "Humboldt Disclosure Schedule"), Humboldt represents and warrants to Umpqua as follows:

4.1 **Organization, Existence, and Authority**. Humboldt is a corporation duly organized and validly existing under the laws of the State of California and has all requisite corporate power and authority to own, lease, and operate its properties and assets and to carry on its business in the manner now being conducted. Humboldt Bank is a state chartered bank, duly organized, validly existing, and in good standing under the laws of the State of California and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted. Each of Humboldt and Humboldt Bank is qualified to do business and is in good standing in every jurisdiction in which such qualification is required except where the failure to so qualify would not result in any material adverse effect on its business operation, financial condition or properties.

4.2 **Authorized and Outstanding Stock, Options, and Other Rights**. The authorized capital stock of Humboldt consists of (i) 20,000,000 shares of preferred stock, without par value of which no preferred shares are issued or outstanding, and (ii) 100,000,000 shares of common stock, without par value, of which 15,189,276 shares are outstanding as of the close of business on March 12, 2004, all of which are validly issued, fully paid and nonassessable. All outstanding shares of capital stock of Humboldt Bank are validly issued, fully paid and nonassessable and held by Humboldt. Other than 197,587 shares of Humboldt Common Stock reserved for issuance under Humboldt Stock Plans, and other than as set forth in Schedule 4.2 of the Humboldt Disclosure Schedule, no subscriptions, options, warrants, convertible securities or other rights or commitments which would enable the holder to acquire any shares of capital stock or other investment securities of Humboldt or Humboldt Bank, or which enable or require Humboldt or Humboldt Bank to acquire shares of its capital stock or other investment securities from any holder, are authorized, issued or outstanding.

4.3 **Public Reports; Sarbanes-Oxley Compliance**. Since January 1, 2003, Humboldt has timely filed with the SEC all Humboldt Public Reports required to be so filed. Until the Effective Date, Humboldt will file with the SEC (and will furnish copies to Umpqua within two days thereafter) all additional Humboldt Public Reports then required to be filed. Since, January 1, 2003, Humboldt Bank has timely filed with the FDIC and the California Commissioner all Call Reports required to be so filed and until the Effective Date, and Humboldt Bank will continue to file such reports and furnish copies thereof to Umpqua within two days thereafter. Except as specified in Schedule 4.3 of the Humboldt Disclosure Schedule, the financial information included in the Humboldt Public Reports has been and will be prepared in accordance with generally accepted accounting principles in the United States ("GAAP"), consistently applied, and fairly present the financial position and results of operation of Humboldt and Humboldt Bank, respectively, on the dates and for the periods covered thereby. Schedule 4.3 of the Humboldt Disclosure Schedule lists, and Humboldt has delivered to Umpqua copies of the documentation creating or governing, all securitization transactions and "off-balance sheet arrangements" (as defined in Item 303(c) of Regulation S-K of the SEC) effected by Humboldt or its Subsidiaries since January 1, 2003. KPMG, which has expressed its opinion with respect to the financial statement of Humboldt and its Subsidiaries, is and has been throughout the periods covered by such Humboldt Public Reports (a) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), (b) "independent" with respect to Humboldt within the meaning of Regulation S-X and, with respect to Humboldt, and (c) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board. Schedule 4.3 of the Humboldt Disclosure Schedule lists all non-audit services performed by KPMG for Humboldt and its Subsidiaries since January 1, 2003. As of the date filed, the Humboldt Public Reports and Call Reports have been, and as to those reports to be filed or provided on or after the date of this Agreement will be, accurate and complete as of the date filed or provided, and each complies or will comply in all material respects with all requirements applicable to such filing. Humboldt and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP (subject to the requirements of Section 6.15 hereof) and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences. Humboldt has implemented "disclosure controls and procedures" (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) required in order for the chief executive officer and chief financial officer of Humboldt to engage in the review and evaluation process mandated by the Exchange Act. Humboldt's "disclosure controls and procedures" are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Humboldt in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and regulations of the SEC, and that all such information is accumulated and communicated to Humboldt's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Humboldt required under the Exchange Act with respect to such reports. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC since July 3, 2002, was accompanied by the certifications required to be filed or submitted by Humboldt's chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification was true, accurate and complete, and complied with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder. Since July 3, 2002, neither Humboldt nor any Humboldt Subsidiary nor, to Humboldt's Knowledge, any director, officer, employee, auditor, accountant or representative of Humboldt or any Humboldt Subsidiary has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Humboldt or any Humboldt Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Humboldt or any Humboldt Subsidiary has engaged in questionable accounting or auditing practices. No attorney representing Humboldt or any Humboldt Subsidiary, whether or not employed by Humboldt or any Humboldt Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Humboldt or any of its officers, directors, employees or agents to the Humboldt Board of Directors or any committee thereof or to any director or officer of Humboldt. Humboldt is in compliance with all current and proposed listing and corporate governance requirements of the NASDAQ National Market, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act of 2002 and the SEC.

4.4   **Articles of Incorporation, Bylaws, Minutes**.   The copies of the Humboldt Articles, the Humboldt Bylaws, the Humboldt Bank Articles and the Humboldt Bank Bylaws, each as amended and restated, delivered to Umpqua are true and correct copies of such documents, each as amended and restated to date. Humboldt is not in violation of any provision of the Humboldt Articles or the Humboldt Bylaws. Humboldt Bank is not in violation of any provision of the Humboldt Bank Articles or the Humboldt Bank Bylaws. Except as set forth in Schedule 4.4 of the Humboldt Disclosure Schedule, the minute books of Humboldt and Humboldt Bank that have been or will be made available to Umpqua for its review contain accurate minutes of all meetings and all consents evidencing actions taken without a meeting by its Board of Directors (and any committees thereof) and by its shareholders.

4.5   **No Holding Company, Joint Venture, or Other Subsidiaries**. Other than as to Humboldt with respect to Humboldt Bank or as otherwise set forth on Schedule 4.5 of the Humboldt Disclosure Schedule, no corporation or other entity is registered or, to the Knowledge of Humboldt or Humboldt Bank, is required to be registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, because of ownership or control of Humboldt or Humboldt Bank. Except as set forth on Schedule 4.5 of the Humboldt Disclosure Schedule and except for Humboldt with respect to Humboldt Bank, neither Humboldt nor Humboldt Bank, directly or indirectly, owns or controls, either by power to control the investment or power to vote, any shares of capital stock of any other corporation or entity, other than shares held in a fiduciary or custodial capacity in the ordinary course of business, and shares representing less than five percent of the outstanding shares of such corporation acquired in partial or full satisfaction of debts previously contracted. Except as set forth on Schedule 4.5 of the Humboldt Disclosure Schedule, neither Humboldt nor Humboldt Bank is a part of or has any ownership interest in any joint venture, limited liability company, or general or limited partnership, or a member of any unincorporated association.

4.6   **Shareholder Reports**. Humboldt has delivered to Umpqua copies of all of Humboldt's and Humboldt Bank's reports and other communications to shareholders since January 1, 2003, including all proxy statements and notices of shareholder meetings, to the extent such reports and communications have not been filed with any Humboldt Public Reports. Until the Effective Date, Humboldt will furnish to Umpqua copies of all future communications within two days after Humboldt first sends such materials to its shareholders.

4.7   **Books and Records**. The books and records of Humboldt and Humboldt Bank accurately reflect in all material respects the transactions and obligations to which it is a party or by which it or its properties are bound or subject. Such books and records have been and are accurate and comply in all material respects with applicable legal, regulatory and accounting requirements.

4.8   **Legal Proceedings**. Except for regulatory examinations conducted in the normal course of regulation of Humboldt and Humboldt Bank, and except as disclosed in Schedule 4.8 of the Humboldt Disclosure Schedule, there are no actions, suits, proceedings, claims or governmental investigations pending or, to the Knowledge of Humboldt, threatened against or affecting Humboldt or Humboldt Bank before any court, administrative officer or agency, other governmental body, or arbitrator that would, if determined adversely to Humboldt or Humboldt Bank, result individually or in the aggregate in any material adverse change in the business, assets, earnings, operation or condition (financial or otherwise) of Humboldt or Humboldt Bank or which might hinder or delay the consummation of the transactions contemplated by this Agreement.

4.9   **Compliance with Lending Laws and Regulations**.   Except as disclosed in Schedule 4.9 of the Humboldt Disclosure Schedule and except for such errors or oversights the financial effect of which are adequately reserved against or which would not result, individually or in the aggregate in any material adverse change in the business, assets, earnings, operation or condition (financial or otherwise) of Humboldt or Humboldt Bank:

(a)   The conduct by each of Humboldt and Humboldt Bank of its respective business and the operation of the properties or other assets owned or leased by it does not violate or infringe any domestic laws, statutes, ordinances, rules or regulations or, to the Knowledge of Humboldt, any foreign laws, statutes, ordinances, rules or regulations, the enforcement of which, individually or in the aggregate, would have a material adverse effect on any of Humboldt or Humboldt Bank, or their respective businesses, properties or financial conditions. Specifically, but without limitation, Humboldt and Humboldt Bank are each in compliance in all material respects with every local, state or federal law or ordinance, and any regulation or order issued thereunder, now in effect and applicable to it governing or pertaining to fair housing, anti-redlining, equal credit opportunity, truth-in-lending, real estate settlement procedures, fair credit reporting and every other prohibition against unlawful discrimination in residential lending, or governing consumer credit, including, but not limited to, the Community Reinvestment Act, the Consumer Credit Protection Act, Truth-in-Lending Act, Regulation Z promulgated by the FRB, and the Real Estate Settlement Procedures Act of 1974. All loans, leases, contracts and accounts receivable (billed and unbilled), security agreements, guarantees and recourse agreements, of Humboldt or Humboldt Bank, as held in its respective portfolios or as sold with recourse into the secondary market, represent and are valid and binding obligations of their respective parties and debtors, enforceable in accordance with their respective terms; each of them is based on a valid, binding and enforceable contract or commitment, each of which has been executed and delivered in full compliance, in form and substance, with any and all federal, state or local laws applicable to Humboldt, or to the other party or parties to the contract(s) or commitment(s), including without limitation the Truth-in-Lending Act, Regulations Z and U of the FRB, laws and regulations providing for nondiscriminatory practices in the granting of loans or credit, applicable usury laws, and laws imposing lending limits; and all such contracts or commitments have been administered in full compliance with all applicable federal, state or local laws or regulations. All Uniform Commercial Code filings, or filings of trust deeds, or of liens or other security interest documentation that are required by any applicable federal, state or local government laws and regulations to perfect the security interests referred to in any and all of such documents or other security agreements have been made, and all security interests under such deeds, documents or security agreements have been perfected, and all contracts have been entered into or assumed in full compliance with all applicable material legal or regulatory requirements.

(b)   All loan files of Humboldt Bank are complete and accurate in all material respects and have been maintained in accordance with good banking practice.

(c)   All notices of default, foreclosure proceedings or repossession proceedings against any real or personal property collateral have been issued, initiated and conducted by Humboldt Bank in material formal and substantive compliance with all applicable federal, state or local laws and regulations, and no loss or impairment of any security interest, or exposure to meritorious lawsuits or other proceedings against Humboldt or Humboldt Bank has been or will be suffered or incurred by Humboldt or Humboldt Bank.

(d)   Neither Humboldt nor Humboldt Bank is in material violation of any applicable services or any other requirements of the FHA, VA, FNMA, GNMA, FHLMC, SBA or any private mortgage insurer which insured or guaranteed any loans owned by Humboldt or Humboldt Bank or as to which either has sold to other investors, the effect of which violation would materially and adversely affect the business, assets, earnings, operation or condition (financial or otherwise) of Humboldt or Humboldt Bank, and with respect to such loans none of Humboldt or Humboldt Bank has done or failed to do, or caused to be done or omitted to be done, any act the effect of which act or omission impairs or invalidates (i) any FHA insurance or commitments of the FHA to insure, (ii) any VA guarantee or commitment of the VA to guarantee, (iii) any SBA guarantees or commitments of the SBA to guarantee, (iv) any private mortgage insurance or commitment of any private mortgage insurer to insure, (v) any title insurance policy, (vi) any hazard insurance policy, or (vii) any flood insurance policy required by the National Flood Insurance Act of 1968, as amended, which would materially and adversely affect the business, assets, earnings, operation or condition (financial or otherwise) of Humboldt or Humboldt Bank.

(e)   Neither Humboldt nor Humboldt Bank has knowingly engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any margin stock.

4.10 **Commitments**. Schedule 4.10 of the Humboldt Disclosure Schedule is a listing of each outstanding commitments, including outstanding letters of credit, repurchase agreements and unfunded agreements to lend of Humboldt Bank, as of March 11, 2004 in an amount of $750,000 or more.

4.11 **Hazardous Wastes**. Except as set forth in Schedule 4.11 of the Humboldt Disclosure Schedule, to the Knowledge of Humboldt, neither Humboldt nor Humboldt Bank, nor any other person having an interest in any property which Humboldt or Humboldt Bank owns or leases, or has owned or leased, or in which either holds any security interest, mortgage, or other liens or interest including but not limited to as beneficiary of a deed of trust ("Humboldt Property"), has engaged in the generation, use, manufacture, treatment, transportation, storage (in tanks or otherwise), or disposal of Hazardous Material on or from such Property. To the Knowledge of Humboldt, individually or in the aggregate, there has been no: (i) presence, use, generation, handling, treatment, storage, release, threatened release, migration or disposal of Hazardous Material; (ii) condition that could result in any use, ownership or transfer restriction; or (iii) condition of nuisance on or from such Property, any of which individually or collectively would have a material adverse effect on the business, assets, earnings, operation or condition (financial or otherwise) of Humboldt or Humboldt Bank. Neither Humboldt nor Humboldt Bank has received any written notice of, or has any reason to know of, a condition that could give rise to any private or governmental suit, claim, action, proceeding or investigation against Humboldt, Humboldt Bank, any such other person or such Property as a result of any of the foregoing events. "Hazardous Material" means any chemical, substance, material, object, condition, or waste harmful to human health or safety or to the environment due to its radioactivity, ignitability, corrosiveness, reactivity, explosiveness, toxicity, carcinogenicity, infectiousness or other harmful or potentially harmful properties or effects, including, without limitation, petroleum or petroleum products, and all of those chemicals, substances, materials, objects, conditions, wastes or combinations of them which are now or become prior to the Effective Date listed, defined or regulated in any manner by any federal, state or local law based, directly or indirectly, upon such properties or effects.

4.12 **Contingent and Other Liabilities**. Schedule 4.12 of the Humboldt Disclosure Schedule is a list of all contingent and other liabilities within the Knowledge of Humboldt which are not set forth or reflected in other schedules or in the Humboldt Public Reports or in the Call Reports. Except as set forth in any schedules to this Agreement, and except for FDIC insured deposits and federal funds purchased and securities sold under agreements to repurchase arising out of transactions subsequent to the date of the latest balance sheet filed with a Humboldt Public Report or Call Report, neither Humboldt nor Humboldt Bank has any obligations or liabilities of any nature (whether accrued, absolute, contingent or otherwise) which are material or which, when combined with all other such obligations or liabilities would be material to the business, assets, earnings, operation or condition (financial or otherwise) of Humboldt or Humboldt Bank.

4.13 **No Adverse Changes**. Except as set forth in Schedule 4.13 of the Humboldt Disclosure Schedule, since December 31, 2003, (a) there has been no material adverse change in the business, assets, earnings, operation or condition (financial or otherwise) of Humboldt or Humboldt Bank; (b) no cash, stock or other dividends, or other distributions with respect to capital stock, have been declared or paid by Humboldt or Humboldt Bank, nor has Humboldt or Humboldt Bank purchased or redeemed any of its shares or shares of a Subsidiary or other affiliate; and (c) there has not been any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting any asset material to Humboldt or Humboldt Bank. As of the Effective Date, neither Humboldt nor Humboldt Bank will have any obligations or liabilities of any nature, whether absolute, accrued, contingent or otherwise, in excess of $200,000 individually, or $500,000 in the aggregate, other than:

(a)   Obligations and liabilities disclosed in Humboldt Public Reports or Call Reports as of December 31, 2003, or in the schedules provided herewith;

(b)   Obligations and liabilities incurred in, or as a result of, the normal and ordinary course of business, consistent with past practices, which, in the aggregate, do not have a material adverse effect on the business, assets, earnings, operation or condition (financial or otherwise) of Humboldt or Humboldt Bank; and

(c)   Obligations and liabilities incurred otherwise than in or as a result of the normal and ordinary course of business consistent with past practices, provided Umpqua shall have consented thereto.

Except as set forth in schedules hereto or reflected in the Humboldt Public Reports or the Call Reports, and to the Knowledge of Humboldt, there is no basis for any claim against Humboldt or Humboldt Bank or any other obligation or liability of any nature, in excess of $200,000 individually or $500,000 in the aggregate.

4.14   Regulatory Approvals Required. The nature of the business and operations of Humboldt and Humboldt Bank does not require any approval, authorization, consent, license, clearance or order of, any declaration or notification to, or any filing or registration with, any governmental or regulatory authority in order to permit either to perform their obligations under this Agreement, or to prevent the termination of any material right, privilege, license or agreement of Humboldt or Humboldt Bank, or any material loss or disadvantage to their business, upon consummation of the Holding Company Plan of Merger or Bank Plan of Merger, except for:

(a)   Approval of the Bank Plan of Merger by the Oregon Director, FDIC and California Commissioner;

(b)   Approval from, or waiver of jurisdiction by, the FRB of the Holding Company Merger;

(c)   Filing of the Holding Company Plan of Merger and Articles of Merger with the Oregon Secretary of State and California Secretary of State;

(d)   Effectiveness of a registration statement under the Securities Act; and

(e)   Filing with the SEC of the preliminary and definitive proxy statement, relating to obtaining Humboldt shareholder approval of the Holding Company Merger, in accordance with Section 14 of the Exchange Act and the rules thereunder.

As of the date hereof, neither Humboldt nor Humboldt Bank has any knowledge of any reason why the approvals set forth in this Section 4.14 and in Section 8.4 will not be received without the imposition of a condition, restriction or requirement of the type described in Section 8.4.

4.15   Corporate and Shareholder Approval of Agreement, Binding Obligations. Humboldt and Humboldt Bank each has all requisite corporate power to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the transactions contemplated hereby, have been duly authorized by the Board of Directors of each of Humboldt and Humboldt Bank. No other corporate action on the part of Humboldt or Humboldt Bank other than shareholder approval is required to authorize this Agreement or the Holding Company Plan of Merger or Bank Plan of Merger or the consummation of the transactions contemplated thereby. This Agreement has been duly executed and delivered by Humboldt and Humboldt Bank, and assuming compliance by Umpqua with its representations, warranties and covenants herein, and assuming satisfaction of the conditions set forth in Article 9, constitutes the legal, valid and binding obligation of each of them enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

        4.16   **No Defaults from Transaction**. Subject to obtaining the governmental approvals described in Section 4.14 and the consents identified in Schedule 4.21 of the Humboldt Disclosure Schedule, neither the execution, delivery and performance of this Agreement and the Holding Company Plan of Merger or Bank Plan of Merger by Humboldt and Humboldt Bank, as the case may be, nor the consummation of the transactions contemplated thereby will conflict with, result in any material breach or violation of, or result in any default or any acceleration of performance under, any of the terms, conditions or provisions of the Humboldt Articles, the Humboldt Bylaws, the Humboldt Bank Articles and the Humboldt Bank Bylaws, or (assuming the accuracy of Umpqua's and Umpqua Bank's representations and warranties, compliance with their covenants, and the performance of their obligations under this Agreement and the Holding Company Plan of Merger and Bank Plan of Merger) of any statute, regulation or existing order, writ, injunction or decree of any court or governmental agency, or of any material contract, agreement or instrument to which either is a party or by which either is bound, or will result in the declaration or imposition of any lien, charge or encumbrance upon any of the assets of Humboldt or Humboldt Bank which are material to their business. Assuming the accuracy of Umpqua's and Umpqua Bank's representations and warranties, compliance with their covenants, and the performance of their obligations under this Agreement and the Holding Company Plan of Merger and Bank Plan of Merger, the consummation of the transactions contemplated by this Agreement will not result in any material adverse change in the business, assets, earnings, operations or conditions (financial or otherwise) of Humboldt or Humboldt Bank.

        4.17   **Tax Returns**. Humboldt and Humboldt Subsidiaries have filed all material federal, state and other income, franchise or other tax returns, required to be filed by them; each such return is complete and accurate in all material respects; and all taxes and related interest and liabilities to be paid in connection therewith have been paid or adequate reserve has been established for the timely payment thereof. Humboldt and Humboldt Bank have timely and accurately filed all material currency transaction reports required by the Bank Secrecy Act, as amended, and have timely and accurately filed all material required information returns and reports, including without limitation Forms 1099. Except as disclosed in Schedule 4.17 of the Humboldt Disclosure Schedule, Humboldt has not received notice of any federal, state or other income, franchise or other tax assessment or notice of a deficiency to date which has not been paid or for which adequate reserve has not been provided, and the Officers of Humboldt have no Knowledge of any pending or threatened (in writing) audit or investigation of Humboldt or Humboldt Bank with respect to any tax liabilities. Except as disclosed in Schedule 4.17 of the Humboldt Disclosure Schedule, there are currently no agreements in effect with respect to

Humboldt or Humboldt Bank to extend the period of limitations for assessment or collection of any tax. Humboldt has delivered to Umpqua true and correct copies of Humboldt's and any Humboldt Bank's unconsolidated or uncombined federal and state income or franchise tax returns for the years 2001 and 2002.

4.18 **Real Property, Leased Personal Property**. Schedule 4.18 of the Humboldt Disclosure Schedule is a list setting forth all real property owned by Humboldt or Humboldt Bank as present, former or future bank premises and all real property currently held as other real estate owned. Except as set forth in that schedule or except for disposition of other real estate owned in the ordinary course of business, Humboldt or Humboldt Bank will own all of such real property, presently owned, on the Effective Date. Except as may be noted on that schedule, all owned real property reflected in the Humboldt Public Reports or Call Reports as of December 31, 2003 is included in that schedule. The leases pursuant to which Humboldt or Humboldt Bank leases real property and material personal property, copies of which have also been delivered to Umpqua, are valid and effective in accordance with their respective terms and there is not under any such lease any default nor has there occurred any event which, with the giving of notice, lapse of time, would constitute an event of default. Except as disclosed in Schedule 4.18 of the Humboldt Disclosure Schedule, the real and personal property owned by Humboldt or Humboldt Bank is free of any adverse claims, except for easements, conditions and restrictions of record that do not materially impair the use, occupancy or enjoyment of such property by Humboldt or Humboldt Bank, as applicable. Except as noted on Schedule 4.18 of the Humboldt Disclosure Schedule, all buildings and structures on the real property, the equipment located thereon, and the real and personal property leased by Humboldt or Humboldt Bank, are in all material respects in good operating condition and repair (ordinary wear and tear excepted) and conform in all material respects to all applicable laws, ordinances and regulations. Except as disclosed in Schedule 4.18 of the Humboldt Disclosure Schedule, Humboldt and Humboldt Bank have good and marketable title to all of their owned real and personal property, subject to no mortgages, pledges, encumbrances, liens or charges of any kind, except liens for taxes not delinquent and except for easements, conditions and restrictions of record that do not materially impair the use, occupancy or enjoyment of such property by Humboldt or Humboldt Bank, as applicable. Humboldt and Humboldt Bank own or lease all property on which their continued business operations are materially dependent.

4.19 **Insurance**. Except as set forth in Schedule 4.19 of the Humboldt Disclosure Schedule, for each of the past three years and continuing to date, Humboldt and Humboldt Bank have insured their business and real and personal property against all risks of a character usually insured against, including but not limited to financial institution bond, directors and officers liability, property and casualty and commercial liability insurance, with customary amounts of coverage, deductibles and exclusions by reputable insurers authorized to transact insurance in the State of California and such other jurisdictions where they operate or own property, and they will maintain all existing insurance through the Effective Date. Humboldt and Humboldt Bank are in material compliance with all existing insurance policies and have not failed to give timely notice of, or present properly, any material claim thereunder that is within the Knowledge of an Officer of Humboldt or Humboldt Bank. Schedule 4.19 of the Humboldt Disclosure Schedule includes a list of all insurance policies currently in force with respect to Humboldt's and Humboldt Bank's business and real and personal property.

4.20 **Trademarks**. Humboldt and Humboldt Bank own or have valid licenses to use all patents, trademarks, copyrights or trade names which they consider to be material to their business taken as a whole, and have not been charged with infringement or violation of any patent, trademark, copyright or trade name which would be likely to have a material adverse effect on their business.

4.21 **Contracts and Agreements**. Schedule 4.21 of the Humboldt Disclosure Schedule is a list of all material outstanding contracts, agreements, leases or understandings to which Humboldt or Humboldt Bank is a party or to which any of its properties are subject except for any contracts or agreements entered into with its customers in the ordinary course of business. Such documents include, without limitation, all agreements, contracts, leases or understandings with current officers and directors and any persons who have been an officer or director within the past three years, of Humboldt or Humboldt Bank, other than documentation regarding deposits and documentation regarding loans that are fully performing in accordance with their terms, which terms are no more favorable than those available to an affiliated parties made at or about the same time. Further, except as set forth in such schedule, Humboldt has, at December 31, 2003, fully accrued in accordance with generally accepted accounting principles, for all obligations under such commitments.

Neither Humboldt nor Humboldt Bank is in material default or breach, and there has not occurred any event which with notice or lapse of time would constitute a material breach or default, under any material contract, agreement, instrument, lease or understanding, and, excluding any loan agreements or notices with Humboldt Bank customers reflected in Humboldt's regular delinquent loan reports which have been and will be made available to Umpqua, Humboldt's Officers do not have Knowledge of any material default by any other party thereto; and no contract, agreement, lease or understanding referred to in this Section 4.21, or in such other schedules will be modified or changed prior to the Effective Date without the prior written consent of Umpqua. Except as identified on Schedule 4.21 of the Humboldt Disclosure Schedule, no consent or approval by the parties thereto is required by reason of this Agreement to maintain such contracts, agreements, leases and understandings in effect. No waiver or indulgence has been granted by any of the landlords under any such leases.

4.22 **Employee Benefits.**

(a)	Each Employee Benefit Plan sponsored or maintained by Humboldt or any affiliate of Humboldt as determined under Section 414(b), (c), (m) or (o) of the Code ("ERISA Affiliate") is set forth in Schedule 4.22 of the Humboldt Disclosure Schedule. Except as set forth in Schedule 4.22 of the Humboldt Disclosure Schedule, neither Humboldt nor any ERISA Affiliate maintains nor sponsors any other pension, profit sharing, thrift, savings, bonus, retirement, vacation, life insurance, health insurance, severance, sickness, disability, medical or death benefit plans, whether or not subject to ERISA. Except as set forth on Schedule 4.22 of the Humboldt Disclosure Schedule, there are no other compensation, employment or collective bargaining agreements, stock options, stock purchase agreements, life, health, accident or other insurance, bonus, deferred or incentive compensation, change-in-control, severance or separation, profit sharing, retirement, or other employee fringe benefit policies or arrangements of any kind that could result in the payment to any employees or former employees or other persons of Humboldt or Humboldt Bank of any money or other property. The only "employee welfare benefit plans" (as defined in Section 3(1) of ERISA) sponsored or maintained by Humboldt or any ERISA Affiliate, or to which Humboldt or any ERISA Affiliate contributes

("Welfare Benefit Plan") or are required to contribute, are as set forth in Schedule 4.22 of the Humboldt Disclosure Schedule.

(b)　　Except as set forth on Schedule 4.22 of the Humboldt Disclosure Schedule, there are no employment contracts entered into by Humboldt or Humboldt Bank and no other deferred compensation contracts, agreements, arrangements or commitments maintained or agreed to by either of them that provides for or could result in the payment to any Humboldt or Humboldt Bank employee or former employee of any money or other property rights, in either case in an amount that would be material, or accelerate the vesting or payment of such amounts or rights to any employee as a result of the transactions contemplated herein. Except as set forth in Schedule 4.22 of the Humboldt Disclosure Schedule, no such payment or acceleration set forth in Schedule 4.22 of the Humboldt Disclosure Schedule would constitute a parachute payment within the meaning of Code Section 280G.

(c)　　Other than as set forth in Schedule 4.22 of the Humboldt Disclosure Schedule, Humboldt or any ERISA Affiliate has not maintained a pension benefit plan that is subject to title 1, subtitle B, part 3 of ERISA ("Pension Benefit Plan"). With respect to any such Pension Benefit Plan, the amount of liability for any contribution paid or owing with respect to such Pension Benefit Plan for the last or current plan year and the plan year in which the Effective Date occurs are set forth on Schedule 4.22 of the Humboldt Disclosure Schedule. There are no other material liabilities that would be incurred in connection with a termination of the Plan, and the Plan is fully funded.

(d)　　Humboldt and, to the Knowledge of Humboldt, all persons having fiduciary or other responsibilities or duties with respect to any Employee Benefit Plan, are, and have since inception been, in substantial compliance in all material respects with, and each such Employee Benefit Plan is and has been operated substantially in accordance with, its provisions and in compliance with the applicable laws, rules and regulations governing such Plan, including, without limitation, the rules and regulations promulgated by the Department of Labor, the Pension Benefit Guaranty Corporation and the Internal Revenue Service under ERISA or the Code. Each Pension Benefit Plan and any related trust agreements or annuity contracts (or any other funding instruments) substantially comply both as to form and operation, with the provisions of ERISA and the Code (including Section 410(b) of the Code relating to coverage), where required in order to be tax-qualified under Section 401(a) or 403(a) or other applicable provisions of the Code, and all other applicable laws, rules and regulations; all material governmental approvals for the Employee Benefit Plans have been obtained; and, except as set forth in Schedule 4.22 of the Humboldt Disclosure Schedule, a favorable determination or opinion as to the qualification under the Code of each Pension Benefit Plan set forth in Schedule 4.22 of the Humboldt Disclosure Schedule and each amendment thereto has been made or given by the Internal Revenue Service. No Plan is a "multi-employer pension plan," as such term is defined in Section 3(37) of ERISA. To the Knowledge of Humboldt, all contributions or other amounts payable by Humboldt or Humboldt Bank as of the Effective Date with respect to each Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles and Section 412 of the Code, and there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto which would, individually or in the aggregate, have or be reasonably expected to have a material adverse effect on Humboldt or Humboldt Bank.

(e)   Each Welfare Benefit Plan and each Pension Benefit Plan has been administered to date in material compliance with the requirements of the claims procedure of the Code and ERISA. All reports required by any government agency and disclosures to participants with respect to each Welfare Benefit Plan and each Pension Benefit Plan have been timely made or filed. Each Employee Benefit Plan is in material compliance with the governing instruments and applicable federal or state law. In particular, but without limitation, each Welfare Benefit Plan is in material compliance with federal law, including without limitation the health care continuation requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"). Except as described on Schedule 4.22 of the Humboldt Disclosure Schedule, no Employee Benefit Plan provides benefits, including without limitation death or medical benefits (whether or not insured), with respect to current or former employees of Humboldt or any ERISA Affiliate beyond their retirement or other termination of service, other than (i) coverage mandated by applicable law, (ii) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, (iii) any deferred compensation benefits accrued as liabilities on the books of Humboldt or any ERISA Affiliates or (iv) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(f)   Neither Humboldt nor, to the Knowledge of its Officers, any plan fiduciary of any Welfare Benefit Plan or Pension Benefit Plan, has engaged in any transaction in violation of Section 406(a) or (b) of ERISA (for which no exemption exists under Section 408 of ERISA or for which no exemption has been granted by the Department of Labor or the Internal Revenue Service) or any "prohibited transaction" (as defined in Section 4975(c)(1) of the Code) for which no exemption exists under Section 4975(c)(2) or (d) of the Code or for which no exemption has been granted by the Department of Labor or the Internal Revenue Service. To the Knowledge of Humboldt, neither Humboldt nor any ERISA Affiliate has engaged in a transaction in connection with which Humboldt or any ERISA Affiliate could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

(h)   Except as set forth on Schedule 4.22 of the Humboldt Disclosure Schedule, complete and correct copies of the following documents have been furnished to Umpqua:

(1)   Each current Humboldt Employee Benefit Plan and any related trust agreements;

(2)   The most recent summary plan description of each current Humboldt Employee Benefit Plan for which a summary plan description is required under ERISA;

(3)   The most recent determination or opinion letters of the Internal Revenue Service with respect to the qualified status of the current Humboldt Pension Benefit Plan;

(4)   Annual Reports (on form 5500 series) required to be filed by Humboldt with any governmental agency for the last two years;

(5)   Financial information which identifies to the Knowledge of Humboldt (x) all material claims arising under any Employee Benefit Plan, (y) all claims

presently outstanding against any Employee Benefit Plan (other than normal claims for benefits), and (z) a description of any material future compliance action required with respect to any Employee Benefit Plan under ERISA, or federal or state law; and

(6)   Any actuarial reports and PBGC Forms 1 for the last two years.

4.23   Employment Disputes. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Humboldt, threatened against Humboldt or Humboldt Bank, and such Officers do not have Knowledge of any attempt to organize any employees of Humboldt or Humboldt Bank into a collective bargaining unit.

4.24   Reserve for Loan Losses. Humboldt's reserve for loan losses, as established from time to time, equals or exceeds the amount required of Humboldt and Humboldt Bank as determined by the applicable bank regulatory agencies and pursuant to GAAP. Since December 31, 2003, Humboldt has not reversed, and prior to the Effective Date Humboldt will not reverse, any provision taken for loan losses.

4.25   Repurchase Agreement. Humboldt and Humboldt Bank have valid and perfected first position security interests in all government securities subject to repurchase agreements and the market value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

4.26   Shareholder List. The list of shareholders of Humboldt, provided to Umpqua, is a true and correct list of the names, addresses and holdings of all record holders of Humboldt common stock as of the date of such list.

4.27   Interests of Directors and Others. Except as disclosed in any Humboldt Public Reports or the schedules hereto, no officer or director of Humboldt or Humboldt Bank has any material interest in any assets or property (whether real or personal, tangible or intangible), of or used in the business of Humboldt or Humboldt Bank other than as an owner of outstanding securities or deposit accounts of Humboldt or Humboldt Bank, or as borrowers under loans fully performing in accordance with their terms, which terms are no more favorable than those available to unaffiliated parties made at or about the same time.

4.28   Humboldt Disclosure Schedule to this Agreement. The information contained in the Humboldt Disclosure Schedule to this Agreement prepared by or on behalf of Humboldt or Humboldt Bank constitutes additional representations and warranties made by Humboldt hereunder and is incorporated herein by reference. The copies of documents furnished as part of these schedules are true and correct copies and include all amendments, supplements, and modifications thereto and all express waivers applicable thereunder.

4.29   Brokers and Finders. Humboldt has received the opinion of Keefe, Bruyette & Woods, Inc. to the effect that as of the date hereof the Exchange Ratio is fair to the holders of Humboldt Common Stock from a financial point of view. Except for the fees and related costs payable to Keefe, Bruyette & Woods, Inc., no action has been taken by Humboldt that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement.

5. Representations and Warranties of Umpqua

Except as disclosed in one or more schedules to this Agreement delivered prior to execution of this Agreement (the "Umpqua Disclosure Schedule"), Umpqua represents and warrants to Humboldt as follows:

5.1 **Organization, Existence, and Authority**. Umpqua is a corporation duly organized and validly existing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted and as proposed to be conducted. Umpqua Bank is a bank duly organized, validly existing, and in good standing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease, and operate its properties and assets and carry on its business in the manner now being conducted and as proposed to be conducted. SAWY is a registered broker dealer duly organized and validly existing under the laws of the State of Oregon and has all requisite corporate power and authority to own, lease and operate its properties and assets and carry on its business in the manner now being conducted and as proposed to be conducted. Each of Umpqua, Umpqua Bank and SAWY is qualified to do business and is in good standing in every jurisdiction in which such qualification is required except where the failure to so qualify would not result in any material adverse effect on its business operation, financial condition or properties.

5.2 **Authorized and Outstanding Stock, Options, and Other Rights**. The authorized capital stock of Umpqua consists of (i) 2,000,000 shares of undesignated preferred stock, with no par value per share, of which no shares are issued or outstanding, and (ii) 100,000,000 shares of common stock, with no par value per share, of which 28,460,278 shares are outstanding as of the close of business on March 12, 2004, all of which are validly issued, fully paid and nonassessable. The authorized capital stock of Umpqua Bank consists of 2,000,000 shares of undesignated preferred stock, with no par value per share, of which no shares are issued and outstanding and 20,000,000 shares of common stock with no par value per share, of which 7,664,752 shares are outstanding, all of which are validly issued, fully paid and nonassessable and all of which are held by Umpqua. Umpqua owns all of the outstanding capital stock of SAWY. Other than as set forth in the Umpqua Public Reports or Schedule 5.2 of the Umpqua Disclosure Schedule, no subscriptions, options, warrants, convertible securities or other rights or commitments which would enable the holder to acquire any shares of capital stock or other investment securities of Umpqua or any Subsidiary, or which enable or require Umpqua to acquire shares of its capital stock or other investment securities from any holder, are authorized, issued or outstanding.

5.3 **Public Reports; Sarbanes-Oxley Compliance**. Since January 1, 2003, Umpqua has timely filed with the SEC all Umpqua Public Reports required to be filed. Until the Effective Date, Umpqua will file with the SEC (and will furnish copies to Humboldt within two days thereafter) all additional Umpqua Public Reports required to be filed from time to time, and all other reports Umpqua otherwise files with the SEC. Since January 1, 2003, Umpqua Bank has timely filed with the FDIC and the Oregon Director all Call Reports and SAWY has timely filed with the SEC and NASD all Broker Dealer Reports required to be filed and until the Effective Date each of Umpqua Bank and SAWY will continue to file such reports and will furnish copies thereof to Humboldt within two days thereafter. The financial information included in the Umpqua Public Reports have been and will be prepared in accordance GAAP, consistently applied and fairly present the financial position and results of operation of Umpqua and its subsidiaries on the dates and for the periods covered thereby. As of the date filed, each Umpqua Public Report, the Umpqua Bank Call Reports and SAWY Broker Dealer Reports have been and, as to those reports filed after the date hereof, will be, accurate and complete as of the date filed, and each complies or will comply with all requirements applicable to such filing.

In its Public Reports, Umpqua has disclosed all securitization transactions and "off-balance sheet arrangements" (as defined in Item 303(c) of Regulation S-K of the SEC) effected by Umpqua or its Subsidiaries since January 1, 2003. Deloitte & Touche LLP, which has expressed its opinion with respect to the financial statements of Umpqua and its Subsidiaries, is and has been throughout the periods covered by such Public Reports (a) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), (b) "independent" with respect to Umpqua within the meaning of Regulation S-X and, with respect to Umpqua, and (c) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board. Schedule 5.3 of the Umpqua Disclosure Schedule lists all non-audit services performed by Deloitte & Touche LLP for Umpqua and its Subsidiaries since January 1, 2003. As of the date filed, the Umpqua Public Reports and Call Reports have been, and as to those reports to be filed or provided on or after the date of this Agreement will be, accurate and complete as of the date filed or provided, and each complies or will comply in all material respects with all requirements applicable to such filing. Umpqua and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences. Umpqua has implemented "disclosure controls and procedures" (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) required in order for the chief executive officer and chief financial officer of Umpqua to engage in the review and evaluation process mandated by the Exchange Act. Umpqua's "disclosure controls and procedures" are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Umpqua in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and regulations of the SEC, and that all such information is accumulated and communicated to Umpqua's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Umpqua required under the Exchange Act with respect to such reports. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC since July 3, 2002, was accompanied by the certifications required to be filed or submitted by Umpqua's chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification was true, accurate and complete, and complied with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder. Since July 3, 2002, neither Umpqua nor any Umpqua Subsidiary nor, to Umpqua's Knowledge, any director, officer, employee, auditor, accountant or representative of Umpqua or any Umpqua Subsidiary has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Umpqua or any Umpqua Subsidiary or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Umpqua or any Umpqua Subsidiary has engaged in questionable accounting or auditing practices. No attorney representing Umpqua or any Umpqua Subsidiary, whether or not employed by Umpqua or any Umpqua Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Umpqua or any of its officers, directors, employees or agents to the Umpqua Board of Directors or any committee thereof or to any director or officer of Umpqua. Umpqua is in compliance with all current and proposed listing and corporate governance requirements of the NASDAQ National Market, and is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act of 2002 and the SEC

5.4 **Articles of Incorporation, Bylaws, Minutes**. The copies of the articles of incorporation, as amended, and the bylaws of each of Umpqua, Umpqua Bank and SAWY delivered to Humboldt are true and correct copies of existing articles of Incorporation and bylaws of Umpqua, Umpqua Bank and SAWY, as the case may be, as amended to date. None of Umpqua, Umpqua Bank or SAWY are in violation of any provision of its articles of incorporation or bylaws. The minute books of Umpqua, Umpqua Bank and SAWY which have been or will be made available to Humboldt for its review, contain accurate minutes of all meetings and all consents evidencing actions taken without a meeting by its Board of Directors (and any committees thereof) and by its shareholders.

5.5 **No Adverse Changes**. Except as set forth in Schedule 5.5 of the Umpqua Disclosure Schedule, since December 31, 2003, (a) there has been no material adverse change in the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua; (b) no cash, stock or other dividends, or other distributions with respect to capital stock, have been declared or paid by Umpqua, nor has Umpqua purchased or redeemed any of its shares; and (c) there has not been any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting any asset material to Umpqua. As of the Effective Date, Umpqua will have no obligations or liabilities of any nature, whether absolute, accrued, contingent or otherwise, in excess of $400,000 individually, or $1,000,000 in the aggregate, other than:

(a) Obligations and liabilities disclosed in Umpqua Public Reports, Umpqua Call Reports or SAWY Broker Dealer Reports as of December 31, 2003, or schedules provided herewith;

(b) Obligations and liabilities incurred in, or as a result of, the normal and ordinary course of business, consistent with past practices, which do not, in the aggregate, have a material adverse effect on the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua; and

(c) Obligations and liabilities incurred otherwise than in or as a result of the normal and ordinary course of business consistent with past practices, provided Humboldt shall have consented thereto.

Except as set forth in schedules hereto or reflected in the Umpqua Public Reports, the Umpqua Bank Call Reports or the SAWY Broker Dealer Reports and to the Knowledge of the Officers of Umpqua, there is no basis for any claim against Umpqua or any other obligation or liability of any nature, in excess of $200,000 individually or $500,000 in the aggregate.

5.6 **Shareholder Reports**. Umpqua has delivered to Humboldt copies of all of Umpqua's reports and other communications to shareholders since January 1, 2003, including all proxy statements and notices of shareholder meetings, to the extent such reports and communications have not been filed with any Umpqua Public Reports. Until the Effective Date, Umpqua will furnish to Humboldt copies of all future communications within two days such materials are first sent by Umpqua to such shareholders.

5.7 **Books and Records**. The books and records of Umpqua and each Umpqua Subsidiary accurately reflect in all material respects the transactions and obligations to which it is a party or by which it or its properties are bound or subject. Such books and records have been and are accurate and comply in all material respects with applicable legal, regulatory and accounting requirements.

5.8 **Legal Proceedings**. Except for regulatory examinations conducted in the normal course of regulation of Umpqua and Umpqua Subsidiaries, and except as disclosed in Schedule 5.8 of the Umpqua Disclosure Schedule, there are no actions, suits, proceedings, claims or governmental investigations pending or, to the Knowledge of the Officers of Umpqua, threatened against or affecting Umpqua or any Umpqua Subsidiary before any court, administrative officer or agency, other governmental body, or arbitrator that would, if determined adversely to Umpqua or an Umpqua Subsidiary, result individually or in the aggregate in any material adverse change in the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua or any Umpqua Subsidiary or which might hinder or delay the consummation of the transactions contemplated by this Agreement.

5.9 **Compliance with Lending Laws and Regulations**. Except as disclosed in Schedule 5.9 of the Umpqua Disclosure Schedule and except for such errors or oversights the financial effect of which are adequately reserved against or which would not result, individually or in the aggregate in any material adverse change in the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua or Umpqua Bank:

(a)   The conduct by each of Umpqua and each Umpqua Subsidiary of its respective business and the operation of the properties or other assets owned or leased by it does not violate or infringe any domestic laws, statutes, ordinances, rules or regulations or, to the Knowledge of Umpqua, any foreign laws, statutes, ordinances, rules or regulations, the enforcement of which, individually or in the aggregate, would have a material adverse effect on either Umpqua or any Umpqua Subsidiary, its business, properties or financial condition. Specifically, but without limitation, each of Umpqua and each Umpqua Subsidiary is in compliance in all material respects with every local, state or federal law or ordinance, and any regulation or order issued thereunder, now in effect and applicable to it governing or pertaining to fair housing, anti-redlining, equal credit opportunity, truth-in-lending, real estate settlement procedures, fair credit reporting and every other prohibition against unlawful discrimination in residential lending, or governing consumer credit, including, but not limited to, the Community Reinvestment Act, the Consumer Credit Protection Act, Truth-in-Lending Act, Regulation Z promulgated by the FRB, and the Real Estate Settlement Procedures Act of 1974. All loans, leases, contracts and accounts receivable (billed and unbilled), security agreements, guarantees and recourse agreements, of either Umpqua or Umpqua Bank, as held in its portfolios, or as sold with recourse into the secondary market represent and are valid and binding obligations of their respective parties and debtors, enforceable in accordance with their respective terms; each of them is based on a valid, binding and enforceable contract or commitment, each of which has been executed and delivered in full compliance, in form and substance, with any and all federal, state or local laws applicable to Umpqua or Umpqua Bank, or to the other party or parties to the contract(s) or commitment(s), including without limitation the Truth-in-Lending Act, Regulations Z and U of the FRB, laws and regulations providing for nondiscriminatory practices in the granting of loans or credit, applicable usury laws, and laws imposing lending limits; and all such contracts or commitments have been administered in full compliance with all applicable federal, state or local laws or regulations. All Uniform Commercial Code filings, or filings of trust deeds, or of liens or other security interest documentation that are required by any applicable federal, state or local government laws and regulations to perfect the security interests referred to in any and all of such documents or other security agreements have been made, and all security interests under such deeds, documents or security agreements have been perfected, and all contracts have been entered into or assumed in full compliance with all applicable material legal or regulatory requirements. Umpqua's registered broker dealer is in substantial compliance with all SEC and NASD rules and regulations.

(b)   All loan files of Umpqua Bank are complete and accurate in all material respects and have been maintained in accordance with good banking practice.

(c)   All notices of default, foreclosure proceedings or repossession proceedings against any real or personal property collateral have been issued, initiated and conducted by Umpqua Bank in material formal and substantive compliance with all applicable federal, state or local laws and regulations, and no loss or impairment of any security interest, or exposure to meritorious lawsuits or other proceedings against Umpqua or Umpqua Bank has been or will be suffered or incurred by Umpqua or Umpqua Bank.

(d)   Neither Umpqua nor Umpqua Bank is in material violation of any applicable services or any other requirements of the FHA, VA, FNMA, GNMA, FHLMC, SBA or any private mortgage insurer which insured or guaranteed any loans owned by Umpqua or Umpqua Bank or as to which either has sold to other investors, the effect of which violation would materially and adversely affect the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua or Umpqua Bank, and with respect to such loans neither Umpqua nor Umpqua Bank has done or failed to do, or caused to be done or omitted to be done, any act the effect of which act or omission impairs or invalidates (i) any FHA insurance or commitments of the FHA to insure, (ii) any VA guarantee or commitment of the VA to guarantee, (iii) any SBA guarantees or commitments of the SBA to guarantee, (iv) any private mortgage insurance or commitment of any private mortgage insurer to insure, (v) any title insurance policy, (vi) any hazard insurance policy, or (vii) any flood insurance policy required by the National Flood Insurance Act of 1968, as amended, which would materially and adversely affect the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua or Umpqua Bank.

(e)   Umpqua Bank has not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any margin stock.

5.10 Hazardous Wastes. Except as set forth in Schedule 5.10 of the Umpqua Disclosure Schedule, to the Knowledge of Umpqua, neither Umpqua nor any Subsidiary, nor any other person having an interest in any property which Umpqua or any Subsidiary owns or leases, or has owned or leased, or in which either holds any security interest, mortgage, or other liens or interest including but not limited to as beneficiary of a deed of trust ("Umpqua Property"), has engaged in the generation, use, manufacture, treatment, transportation, storage (in tanks or otherwise), or disposal of Hazardous Material on or from such Property. Individually or in the aggregate, there has been no: (i) presence, use, generation, handling, treatment, storage, release, threatened release, migration or disposal of Hazardous Material; (ii) condition that could result in any use, ownership or transfer restriction; or (iii) condition of nuisance on or from such Property, any of which individually or collectively would have a material adverse effect on the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua or any Subsidiary. Neither Umpqua nor any Subsidiary has received any written notice of, or has reason to know of, a condition that could give rise to any private or governmental suit, claim, action, proceeding or investigation against Umpqua, any Subsidiary, any such other person or such Property as a result of any of the foregoing events.

5.11 **Contingent and Other Liabilities**. Schedule 5.11 of the Umpqua Disclosure Schedule is a list of all contingent and other liabilities, within the Knowledge of Umpqua which are not set forth or reflected in other schedules or in the Umpqua Public Reports, Umpqua Bank Call Reports or the SAWY Broker Dealer Reports. Except as set forth in any schedules to this Agreement, and except for FDIC insured deposits and federal funds purchased and securities sold under agreements to repurchase arising out of transactions subsequent to the date of the latest balance sheet filed with an Umpqua Public Report, Umpqua Bank Call Report or the SAWY Broker Dealer Reports, neither Umpqua nor any Subsidiary has any obligations or liabilities of any nature (whether accrued, absolute, contingent or otherwise) which are material or which, when combined with all other such obligations or liabilities would be material to the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua.

5.12 **Regulatory Approvals Required**. The nature of the business and operations of Umpqua and its Subsidiaries does not require any approval, authorization, consent, license, clearance or order of, any declaration or notification to, or any filing or registration with, any governmental or regulatory authority in order to permit Umpqua to perform its obligations under this Agreement, or to prevent the termination of any material right, privilege, license or agreement of Umpqua or its Subsidiaries, or any material loss or disadvantage to their business, upon consummation of the Holding Company Plan of Merger or the Bank Plan of Merger, except for:

(a)   Approval of the Bank Plan of Merger by the Oregon Director, California Commissioner and FDIC;

(b)   Approval from, or waiver of jurisdiction by, the FRB of the Holding Company Merger;

(c)   Filing of the Holding Company Plan of Merger and Articles of Merger with the Oregon Secretary of State;

(d)   Registration with the SEC of the Umpqua Common Stock to be issued to Humboldt shareholders;

(e)   Registration with, the issuance of permits from, or the perfection of exemptions from registration from applicable state blue sky administrators of the Umpqua Common Stock to be issued to Humboldt shareholders;

(f)   Filing with the SEC of the preliminary and definitive proxy statement relating to obtaining Umpqua shareholder approval of the Holding Company Merger in accordance with Section 14 of the Exchange Act and the rules thereunder; and

(g)   Approval by the Nasdaq Stock Market of the listing application relating to the Umpqua Common Stock to be issued in connection herewith.

As of the date hereof, neither Umpqua nor Umpqua Bank has any knowledge of any reason why the approvals set forth in this Section 5.12 and in Section 9.4 will not be received without the imposition of a condition, restriction or requirement of the type described in Section 9.4.

5.13   Corporate and Shareholder Approval of Agreement, Binding Obligations. Umpqua and Umpqua Bank each has all requisite corporate power to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement, and the transactions contemplated hereby, have been duly authorized by the Board of Directors of each of Umpqua and Umpqua Bank. No other corporate action on the part of Umpqua or Umpqua Bank other than shareholder approval is required to authorize this Agreement or the Holding Company Plan of Merger or Bank Plan of Merger or the consummation of the transactions contemplated thereby.   This Agreement has been duly executed and delivered by Umpqua and Umpqua Bank and, assuming compliance by Humboldt with its representations, warranties and covenants herein, and assuming satisfaction of the conditions set forth in Article 8, this Agreement constitutes the legal, valid and binding obligation of each of them enforceable in accordance with its terms.

5.14   No Defaults from Transaction. Subject to obtaining the governmental approvals described in Section 5.12, neither the execution, delivery and performance of this Agreement and the Holding Company Plan of Merger or Bank Plan of Merger by Umpqua and Umpqua Bank, as the case may be, nor the consummation of the transactions contemplated thereby will conflict with, result in any breach or violation of, or result in any default or any acceleration of performance under, any of the terms, conditions or provisions of the articles of incorporation or bylaws of Umpqua, Umpqua Bank or SAWY, or (assuming the accuracy of Humboldt representations and warranties, compliance with its covenants, and the performance of its obligations under this Agreement and the Holding Company Plan of Merger and the Bank Plan of Merger) of any statute, regulation or existing order, writ, injunction or decree of any court or governmental agency, or of any contract, agreement or instrument to which any of them is a party or by which any of them is bound, or will result in the declaration or imposition of any lien, charge or encumbrance upon any of the assets of Umpqua or its Subsidiaries which are material to the business of Umpqua or its Subsidiaries. Assuming the accuracy of Humboldt's and Humboldt Bank's representations and warranties, compliance with their covenants, and the performance of their obligations under this Agreement and the Holding Company Plan of Merger and Bank Plan of Merger, the consummation of the transactions contemplated by this Agreement will not result in any material adverse change in the business, assets, earnings, operations or conditions (financial or otherwise) of Umpqua or its Subsidiaries.

5.15   Insurance. Except as set forth in Schedule 5.15 of the Umpqua Disclosure Schedule, for each of the past three years and continuing to date, Umpqua and its Subsidiaries have insured their business and real and personal property against all risks of a character usually insured against, including but not limited to financial institution bond, directors and officers liability, property and casualty and commercial liability insurance, with customary amounts of coverage, deductibles and exclusions by reputable insurers authorized to transact insurance in the State of Oregon and such other jurisdictions where they operate or own property, and they will maintain all existing insurance through the Effective Date. Umpqua and its Subsidiaries are in material compliance with all existing insurance policies and have not failed to give timely notice of, or present properly, any material claim thereunder that is within the Knowledge of an Officer of Umpqua or one of its Subsidiaries. Schedule 5.15 of the Umpqua Disclosure Schedule includes a list of all insurance policies currently in force with respect to Umpqua's and its Subsidiaries' business and real and personal property.

5.16   Contracts and Agreements. Neither Umpqua nor any Subsidiary is in material default or breach, and there has not occurred any event which with notice or lapse of time would constitute a material breach or default, under any material contract, agreement, instrument, lease or understanding, and, excluding any loan agreements or notices with Umpqua Bank customers reflected in Umpqua's regular delinquent loan reports which have been and will be made available to Humboldt, Umpqua's Officers do not have Knowledge of any material default by any other party thereto. No consent or approval by the parties thereto is required by reason of this Agreement to maintain such contracts, agreements, instruments, leases and understandings in effect.

5.17   Reserve for Loan Losses. Umpqua's reserve for loan losses, as established from time to time, is adequate as determined by the standards applied to Umpqua and Umpqua Bank by the applicable bank regulatory agencies and pursuant to generally accepted accounting principles. Since December 31, 2003, Umpqua has not reversed, and prior to the Effective Date Umpqua will not reverse, any provision taken for loan losses.

5.18   Repurchase Agreement. Umpqua and Umpqua Bank have valid and perfected first position security interests in all government securities subject to repurchase agreements and the market value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

5.19   Interests of Directors and Others. Except as disclosed in any Umpqua Public Reports or the schedules hereto, no officer or director of Umpqua or Umpqua Bank has any material interest in any assets or property, whether real or personal, tangible or intangible, of or used in the business of Umpqua or any of its Subsidiaries, other than as an owner of outstanding securities or deposit accounts of Umpqua or Umpqua Bank, as borrowers under loans fully performing in accordance with their terms, which terms are no more favorable than those available to unaffiliated parties made at or about the same time, or as customers in the ordinary course of SAWY's business.

5.20   Tax Returns. Umpqua and Umpqua Subsidiaries have filed all material federal, state and other income, franchise or other tax returns, required to be filed by them; each such return is complete and accurate in all material respects; and all taxes and related interest and liabilities to be paid in connection therewith have been paid or adequate reserve has been established for the timely payment thereof. Umpqua and Umpqua Bank have timely and accurately filed all material currency transaction reports required by the Bank Secrecy Act, as amended, and have timely and accurately filed all material required information returns and reports, including without limitation Forms 1099. Except as disclosed in Schedule 5.20 of the Umpqua Disclosure Schedule, Umpqua has not received notice of any federal, state or other income, franchise or other tax assessment or notice of a deficiency to date which has not been paid or for which adequate reserve has not been provided, and the Officers of Umpqua have no Knowledge of any pending or threatened (in writing) audit or investigation of Umpqua or Umpqua Bank with respect to any tax liabilities. Except as disclosed in Schedule 5.20 of the Umpqua Disclosure Schedule, there are currently no agreements in effect with respect to Umpqua or Umpqua Bank to extend the period of limitations for assessment or collection of any tax. Umpqua has delivered to Humboldt true and correct copies of Umpqua's tax returns, including any unconsolidated or uncombined federal and state income or franchise tax returns, for the years 2001 or 2002.

5.21 **Umpqua Disclosure Schedule to this Agreement**. The information contained in the Umpqua Disclosure Schedule to this Agreement prepared by or on behalf of Umpqua constitutes additional representations and warranties made by Umpqua hereunder and is incorporated herein by reference. The copies of documents furnished as part of these schedules are true and correct copies and include all amendments, supplements, and modifications thereto and all express waivers applicable thereunder.

6. Covenants of Humboldt.

6.1 **Certain Actions**. Except as expressly provided for in this Agreement, during the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Humboldt covenants to Umpqua for itself and on behalf of Humboldt Bank, that, without first obtaining the written approval of Umpqua, which approval shall not be unreasonably withheld, or as set forth in Schedule 6.1 or 6.16 of the Humboldt Disclosure Schedule:

(a) It shall not amend the Humboldt Articles or the Humboldt Bylaws or approve any amendment to the Humboldt Bank Articles or the Humboldt Bank Bylaws;

(b) It shall not declare or pay any dividend (except its regular quarterly cash dividends of $0.03 per share), redeem, repurchase or otherwise acquire or agree to acquire any of Humboldt's or any Humboldt Subsidiaries' stock; or make or commit to make any other distribution on any capital stock to Humboldt's or any Humboldt Subsidiaries' shareholders; provided that this Section 6.1(b) shall not preclude the ordinary course payment of dividends by Humboldt Bank to Humboldt, the primary purpose of which is to fund the ongoing operations of Humboldt;

(c) It shall not, except under options and convertible securities identified in Schedule 4.2 of the Humboldt Disclosure Schedule, issue, sell, or deliver; agree to issue, sell or deliver; or grant or agree to grant any shares of any class of the stock of Humboldt or Humboldt Bank; any securities convertible into any of such shares; or any options, warrants, or other rights to purchase such shares, or to modify, accelerate vesting or extend the exercise date except as set forth in Schedule 4.2 of the Humboldt Disclosure Schedule;

(d) It shall not, except in the ordinary course of business, borrow or agree to borrow any funds or voluntarily incur, assume or become subject to, whether directly or by way of guarantee or otherwise, any commitment, obligation or liability (absolute or contingent); or cancel or agree to cancel any debts or claims;

(e) It shall not, except in the ordinary course of business, lease, sell or transfer; agree to lease, sell or transfer; or grant or agree to grant any preferential rights to lease or acquire, any of its assets, property or rights; make or permit any amendment or termination of any contract, agreement, instrument or other right to which it is a party and which is material to its business, assets, earnings, operation or condition (financial or otherwise); or mortgage, pledge or subject to a lien or any other encumbrance any of its material assets, tangible or intangible;

(f)   It shall not violate, or commit a breach of or default under any contract, agreement or instrument to which it is a party or to which any of its assets may be subject and which is material to its business, assets, earnings, operation or condition (financial or otherwise); or knowingly violate any applicable law, regulation, ordinance, order, injunction or decree or any other requirements of any governmental body or court, relating to its assets or business;

(g)   Other than with respect to agreements in effect on the date of this Agreement, it shall not increase or agree to increase the compensation payable to any officer, director, employee or agent, except for merit increases to personnel in the ordinary course of business consistent with past practices, and other than (i) annual salary and bonus increases made in the ordinary course of business not exceeding 5% in the aggregate (based upon December 31, 2003 aggregate salary figures) or 6% for any individual employee or (ii) in connection with retail incentive bonuses awarded consistent with past practices; enter into any contract of employment (i) for a period greater than 30 days or (ii) providing for severance payments upon termination of employment or upon the occurrence of any other event including but not limited to the consummation of the Plans of Merger; make, or commit to make, any stay, retention or conversion bonus except as may be mutually agreed to by Umpqua; or enter into or make any material change in any Employee Benefit Plan except as required by law;

(h)   It shall not, except in the ordinary course of business through foreclosure or transfer in lieu thereof in the collection of loans to customers, acquire control of or any other ownership interest in any other corporation, association, joint venture, partnership, business trust or other business entity; acquire control or ownership of all or a substantial portion of the assets of any of the foregoing; merge, consolidate or otherwise combine with any other corporation; or enter into any agreement providing for any of the foregoing except in connection with the enforcement of *bona fide* security interests;

(i)   It shall not acquire an ownership or leasehold interest in any real property whether by foreclosure, deed in lieu of foreclosure or otherwise without making an environmental evaluation that, in its opinion, is reasonably appropriate;

(j)   It shall not make any payment in excess of $250,000 in settlement of any pending or threatened legal proceeding involving a claim against Humboldt or Humboldt Bank;

(k)   It shall not engage in any activity or transaction (i) which is other than in the ordinary course of business including the sale of any properties, securities, servicing rights, loans or other assets except as specifically contemplated hereby, (ii) which would be reasonably expected to have a material adverse effect on the business, assets, earnings, operation or condition (financial or otherwise) of Humboldt or Humboldt Bank or adversely delay the ability of Umpqua, Umpqua Bank, Humboldt or Humboldt Bank to obtain any necessary approvals, consents or waivers of any governmental or regulatory authorities required for the Mergers or to perform its covenants or agreements under this Agreement on a timely basis or (iii) would result in the breach of any representation or warranty hereunder or the failure of a condition of closing hereunder within the control of Humboldt;

(l)   It shall not acquire, open or close any office or branch;

(m)   It shall not do any act which causes it not to remain in material compliance with the regulations, permits and orders issued by regulatory authorities having jurisdiction over its business operations;

(n)   It shall not make or commit to make any capital expenditures, capital additions or capital improvements involving an amount in excess of $250,000; provided, however, written consent shall not be required if prior consultation with Umpqua has taken place;

(o)   It shall not (i) make, renew, commit to make, or materially modify any loan over $3,500,000 or a series of loans or commitments over $3,500,000 to any person or group of related persons, (ii) renew, modify, amend or advance additional funds (except under preexisting commitments) on loans or to borrowers on the Humboldt Bank loan watch list, without furnishing to Umpqua, within three (3) business days after such approval, a copy of the report provided to Humboldt Bank's loan committee, (iii) extend the loan maturity on any loan risk-rated substandard or worse beyond March 31, 2005 or six months following the Effective Date, whichever is later, or extend the loan maturity on any loan on non-accrual beyond December 31, 2004 or three months following the Effective Date, whichever is later;

(p)   Except for booking loans committed prior to the date of this Agreement, it shall not enter into or modify any agreement or arrangement (except for renewals of previously disclosed indebtedness) which alone or together with all similar arrangements exceeds $250,000, with any director or officer of Humboldt or Humboldt Bank, any person who, to the Knowledge of an Officer of Humboldt, owns more than five percent (5%) of the outstanding capital stock of Humboldt or any business or entity in which such director, officer or beneficial owner has an ownership interest in excess of ten percent (10%) without furnishing a copy of the report provided to Humboldt Bank's loan committee to Umpqua within three (3) business days after such approval; and

(q)   Since February 29, 2004, it has not and will not sell any investment securities at a gain except as necessary to provide liquidity, in accordance with past practices.

(r)   It shall not take any action or cause to be taken any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

6.2   No Solicitation. Between the date hereof and the earlier of the Effective Date or the termination of this Agreement, neither Humboldt nor Humboldt Bank, nor any of their officers, directors or other agents shall directly or indirectly initiate contact with any person or entity in an effort to solicit any Alternative Acquisition Transaction. Between the date hereof and the Effective Date, Humboldt shall not authorize or knowingly permit any officer, director or any other person representing or retained by Humboldt or Humboldt Bank to directly furnish or cause to be furnished any non-public information concerning its business, properties, or assets to any person or entity in connection with any possible Alternative Acquisition Transaction other than to the extent specifically authorized by its Board of Directors in the good faith exercise of its fiduciary duties after consultation with counsel. Humboldt shall promptly orally notify Umpqua followed by written notice, of any Alternative Acquisition Transaction, whether oral or written, communicated by any Person to Humboldt, or any indication from any Person that such a Person is considering making any Alternative Acquisition Transaction. Each member of the Board of Directors of Humboldt and Humboldt Bank signing at the end of this Agreement further agrees to vote his or her Humboldt Common Stock and any shares over which he or she has voting control in favor of the Agreement. Neither Humboldt nor any of its directors or officers shall be required by this Section 6.2 to violate the duties imposed by law on Humboldt's directors or officers to Humboldt's shareholders and nothing in this Section 6.2 shall be interpreted to prevent Humboldt or its directors from entertaining or considering proposals for Alternative Acquisition Transactions in the good faith exercise of their fiduciary duties to shareholders. The undertaking in this Section 6.2 of each member of the Board of Directors of Humboldt and Humboldt Bank signing at the end of this Agreement to vote their shares in favor of the Agreement relates solely to their separate interests as shareholders and not in any way to their positions as directors of Humboldt.

6.3 **Filing Reports and Returns, Payment of Taxes**. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Humboldt shall duly and timely file and shall and Humboldt Bank to duly and timely file (by the due date or any duly granted extension thereof), all material reports and returns required to be filed with federal, state, local, foreign and other regulatory authorities, including, without limitation, reports required to be filed with the SEC, FRB, FDIC or California Commissioner and all required federal, state and local tax returns. Unless it is contesting the same in good faith and, if appropriate, has established reasonable reserves therefore, Humboldt will promptly pay and shall cause Humboldt Bank to promptly pay all taxes and assessments indicated by tax returns as due or otherwise lawfully levied or assessed upon it or any of its properties and withhold or collect and pay to the proper governmental authorities or hold in separate bank accounts for such payment all taxes and other assessments which are required by law to be so withheld or collected.

6.4 **Preservation of Business**. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Humboldt shall use its commercially reasonable efforts (i) to preserve intact its business organization; (ii) to preserve its relationships and goodwill with its customers, employees and others having business dealings with it; and (iii) to keep available the services of its present officers, agents and employees and those of Humboldt Bank. Humboldt will not institute nor permit Humboldt Bank to institute any novel, unusual or material change in its methods of management, lending policies, personnel policies, accounting, marketing, investments or operations.

6.5 **Best Efforts**. Humboldt will use its commercially reasonable efforts to obtain and to assist Umpqua in obtaining all necessary approvals, consents and orders, including but not limited to approval of the FDIC, FRB, the Oregon Director and California Commissioner, to the transactions contemplated by this Agreement and the Plans of Merger, and, subject to receipt of a fairness opinion as set forth in Section 8.14, to obtain the approval of the shareholders of Humboldt to the Agreement and to the Plans of Merger. Further, Humboldt will use its commercially reasonable efforts to cause the members of the Board of Directors of Humboldt and Humboldt Bank to execute this Agreement in their individual capacities as provided for at the end of this Agreement.

6.6 **Continuing Accuracy of Representations and Warranties**. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Humboldt will not take nor knowingly permit any action which would cause or constitute a breach of any of the representations or warranties of Humboldt or Humboldt Bank contained in this Agreement or which would cause any such representations or warranties, if made on and as the date of such event or the Effective Date, to be untrue or inaccurate in any material respect (other than an event so affecting a representation or warranty which is permitted hereby). Promptly upon becoming aware of the occurrence of or the pending or threatened occurrence of any event which would cause or constitute such a breach or inaccuracy, Humboldt will give detailed written notice thereof to Umpqua and will use its best efforts to prevent or promptly remedy such breach or inaccuracy.

      6.7   **Updating the Humboldt Disclosure Schedule**. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Humboldt will, no later than fifteen (15) days prior to the anticipated Effective Date hereof, revise and supplement the Humboldt Disclosure Schedule hereto prepared by or on behalf of Humboldt to ensure that the Humboldt Disclosure Schedule remains accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of the Humboldt Disclosure Schedule following the execution of this Agreement shall not be deemed a modification of Humboldt's representations or warranties contained herein.

      6.8   **Rights of Access**. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Humboldt agrees to permit and cause Humboldt Bank to permit, Umpqua, and its employees, agents and representatives full access to the premises of Humboldt and Humboldt Bank on reasonable notice and to all books, files and records of Humboldt and Humboldt Bank, including but not limited to loan files and litigation files, and to furnish to Umpqua such financial and operating data and other information with respect to the business and assets of Humboldt and Humboldt Bank as Umpqua shall reasonably request.

      6.9   **Proxy Statement**. Humboldt shall provide to Umpqua such information and assistance as may be reasonably necessary to permit Umpqua to file with the SEC a registration statement covering the issuance of the Umpqua Shares, and to file with the SEC a proxy statement meeting the requirements of Schedule 14A of the Exchange Act to be used by Umpqua and Humboldt to solicit proxies from the shareholders of Umpqua and Humboldt, for shareholder meetings at which those shareholders will be asked to consider and vote on this Agreement and the Holding Company Plan of Merger, and the transactions contemplated hereby and thereby (in its combined, definitive form, the "Proxy Statement"). When delivered to shareholders of Humboldt, the Proxy Statement will fairly describe the transaction with respect to the business, financial condition and operations of Humboldt, and will contain no untrue statement of any material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, except those statements in or omission from the Proxy Statement that are not descriptive of or otherwise attributable to Humboldt. Humboldt will promptly advise Umpqua in writing if at any time prior to the Effective Date Humboldt obtains Knowledge of any facts that would, in the opinion of Humboldt or its counsel, make it necessary to amend or supplement the Proxy Statement to make the statements therein not misleading or to comply with applicable law.

      6.10   **Delivery of Reports**. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Humboldt will deliver to Umpqua promptly upon preparation copies of:

(a)   Approved minutes of meetings of Humboldt's and Humboldt Bank's shareholders, Board of Directors, and management or director committees; and

(b)   Humboldt Bank's loan committee reports and reports of loan delinquencies, foreclosures and other adverse developments regarding loans; and of developments regarding other real estate owned or other assets acquired through foreclosure or action in lieu thereof.

6.11   Payment of Obligations. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Humboldt will promptly pay and cause Humboldt Bank promptly to pay, upon receipt of billings all accounts payable, including professional fees for legal, financial and accounting services, and will maintain its assets in accordance with good business practices.

6.12   Shareholder Meeting. Humboldt will call a meeting of its shareholders to consider and approve this Agreement, the Holding Company Plan of Merger, and the transactions contemplated thereby. Humboldt will deliver to its shareholders notice of the meeting, together with the Proxy Statement, in accordance with applicable California and federal law. Provided that the representations and warranties of Umpqua contained herein continue to be accurate, the Humboldt Board of Directors will recommend to the shareholders approval of this Agreement, the Holding Company Plan of Merger and the transactions contemplated hereby unless, after consulting with counsel, the Board determines in good faith that its fiduciary duties otherwise require. Each Humboldt and Humboldt Bank director who signs this Agreement hereby agrees, in his or her individual capacity as a shareholder, and not in the capacity of a director, to vote all Humboldt Common Stock held or controlled by him or her for the approval of all such matters.

6.13   Approval of Bank Plan of Merger. Promptly following execution of this Agreement, Humboldt will execute consent action minutes of shareholders to approve and ratify the Bank Plan of Merger.

6.14   Title Reports. Prior to the Effective Date, Humboldt will provide Umpqua with either copies of title reports or a preliminary title report with respect to all real property owned by Humboldt, including other real estate owned.

6.15   Loan Loss Reserve. Prior to the Effective Date, all loans deemed to be uncollectible will be charged off on a current basis and, at the Effective Date, Humboldt's consolidated loan loss reserve will not be less than 1.70% of the total lease and loan receivables, without taking into effect any actions taken pursuant to Section 6.16.

6.16   Agreements and Plans. Humboldt agrees to take, or use its commercially reasonable efforts to effect, the actions set forth in Schedule 6.16 within the time lines set forth in such schedule.

6.17   Daugherty Employment Agreement. Robert M. Daugherty shall execute and deliver to Umpqua an Employment Agreement simultaneously with the execution of this Agreement.

6.18   Rusnak Employment Agreement. Patrick J. Rusnak shall execute and deliver to Umpqua an Employment Agreement simultaneously with the execution of this Agreement.

6.19 **Other Actions**. Humboldt covenants and agrees to execute, file and record such documents and do such other acts and things as are necessary or appropriate to obtain required government and regulatory approvals for, and to otherwise take such other necessary and appropriate actions to consummate the transactions contemplated by this Agreement and the Plans of Merger.

7. Covenants of Umpqua.

7.1 **Certain Actions**. Except as expressly provided for in this Agreement, during the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Umpqua covenants, for itself and on behalf of its Subsidiaries, that, without first obtaining the written approval of Humboldt, which approval shall not be unreasonably withheld:

(a) It shall not amend its articles of incorporation or bylaws or approve any amendment to the articles of incorporation or bylaws of its Subsidiaries;

(b) It shall not declare or pay any dividend (except its regular quarterly cash dividends of $0.04 per share), redeem, repurchase or otherwise acquire or agree to acquire any of Umpqua's capital stock (except in connection with a share repurchase program undertaken in compliance with SEC Rule 10b-18 and SEC Regulation M, limited to 1,000,000 shares of Umpqua Common Stock and suspended during the period beginning one day before the Proxy Statement is first mailed to Humboldt shareholders and continuing through the consummation of the transactions contemplated by this Agreement); or make or commit to make any other distribution to Umpqua's shareholders;

(c) It shall not engage in any activity or transaction that is other than in the ordinary course of business, including the sale of any properties, securities, servicing rights, loans or other assets, which would be reasonably expected to have a material adverse effect on the business, assets, earnings, operation or condition (financial or otherwise) of Umpqua or Umpqua Bank or adversely delay the ability of Umpqua, Umpqua Bank, Humboldt or Humboldt Bank to obtain any necessary approvals, consents or waivers of any governmental or regulatory authorities required for the Mergers or to perform its covenants or agreements under this Agreement on a timely basis;

(d) It shall not do any act which causes it not to remain in material compliance with the regulations, permits and orders issued by regulatory authorities having jurisdiction over its business operations; and

(e) It shall not violate, or commit a breach of or default under any contract, agreement or instrument to which it is a party or to which any of its assets may be subject and which is material to its business, assets, earnings, operation or condition (financial or otherwise); or knowingly violate any applicable law, regulation, ordinance, order, injunction or decree or any other requirements of any governmental body or court, relating to its assets or business.

(f) It shall not take any action or cause to be taken any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

7.2 **Filing Reports and Returns, Payment of Taxes**. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Umpqua shall duly and timely (by the due date or any duly granted extension thereof) file all material reports and returns required to be filed with federal, state, local, foreign and other regulatory authorities, including, without limitation, reports required to be filed with the SEC, FRB, FDIC and the Oregon Director and all required federal, state and local tax returns. Unless it is contesting the same in good faith and, if appropriate, has established reasonable reserves therefore, Umpqua will promptly pay all taxes and assessments indicated by tax returns as due or otherwise lawfully levied or assessed upon it or any of its properties and withhold or collect and pay to the proper governmental authorities or hold in separate bank accounts for such payment all taxes and other assessments which are required by law to be so withheld or collected.

      7.3   **Preservation of Business**. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Umpqua shall use its best efforts to preserve intact its business organization; to preserve its relationships and goodwill with its customers, employees and others having business dealings with it and those of Umpqua Bank; and to keep available the services of its present officers, agents and employees and those of Umpqua Bank. Umpqua will not, and will not permit Umpqua Bank to, institute any novel, unusual or material change in its methods of management, lending policies, personnel policies, accounting, marketing, investments or operations.

      7.4   **Best Efforts**. Umpqua will use commercially reasonable efforts to obtain and to assist Humboldt in obtaining, all necessary approvals, consents and orders, including but not limited to approvals of the FRB, FDIC and the Oregon Director, to the transactions contemplated by this Agreement and the Plans of Merger, and, subject to the receipt of a fairness opinion as set forth in Section 8.14, to obtain the approval of the shareholders of Umpqua to the Agreement and the Holding Company Plan of Merger, and the issuance of the Umpqua Common Stock pursuant to the Merger. Further, Umpqua will use its commercially reasonable efforts to cause the directors of Umpqua to execute this Agreement in their individual capacities as provided for at the end of this Agreement.

      7.5   **Continuing Accuracy of Representations and Warranties**. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Umpqua will not take any action which would cause or constitute a breach of any of the representations or warranties of Umpqua contained in this Agreement, or which would cause any such representations or warranties, if made on and as the date of such event or the Effective Date, to be untrue or inaccurate in any material respect (other than an event so affecting a representation or warranty which is permitted hereby). Promptly upon becoming aware of the occurrence of or the pending or threatened occurrence of any event which would cause or constitute such a breach or inaccuracy, Umpqua will give detailed written notice thereof to Humboldt and will use its best efforts to prevent or promptly remedy such breach or inaccuracy.

      7.6   **Updating the Umpqua Disclosure Schedule**. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Umpqua will, no later than fifteen (15) days prior to the anticipated Effective Date, revise and supplement the Umpqua Disclosure Schedule hereto prepared by or on behalf of Umpqua to ensure that the Umpqua Disclosure Schedule remains accurate and complete. Notwithstanding anything to the contrary contained herein, supplementation of the Umpqua Disclosure Schedule following the execution of this Agreement shall not be deemed a modification of Umpqua's representations or warranties contained herein.

7.7   Rights of Access. During the period between the date hereof and the earlier of the Effective Date or the termination of this Agreement, Umpqua agrees to permit Humboldt and its employees, agents and representatives full access to the premises of Umpqua on reasonable notice and to all books, files and records of Umpqua, including but not limited to loan files and litigation files and to furnish to Humboldt such financial and operating data and other information with respect to the business and assets of Umpqua as Humboldt shall reasonably request.

7.8   Shareholder Meeting. Umpqua will call a meeting of its shareholders to consider and approve this Agreement, the Holding Company Plan of Merger, and the transactions and the issuance of Umpqua Common Stock contemplated thereby. Umpqua shall deliver to its shareholders notice of the meeting, together with the Proxy Statement, in accordance with applicable Oregon and federal law and rules of the NASDAQ Stock Market. Provided that the representations and warranties of Humboldt contained herein continue to be accurate, the Umpqua Board of Directors will recommend to the shareholders approval of this Agreement, the Holding Company Plan of Merger and the transactions contemplated hereby and the issuance of the Umpqua Common Stock unless, upon advice of counsel, their fiduciary duties otherwise require and each of the Umpqua directors hereby agrees to vote all Umpqua Common Stock held or controlled by him or her for the approval of all such matters.

7.9   Proxy Statement. Umpqua will prepare or provide to Humboldt such assistance as may be necessary to permit Humboldt to prepare the Proxy Statement. When delivered to shareholders, the Proxy Statement will fairly describe the transaction with respect to the business, financial condition and operations of Umpqua and will contain no untrue statement of any material fact and will not omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, except those statements in or omission from the Proxy Statement that are not descriptive of or otherwise attributable to Umpqua. Umpqua will promptly advise Humboldt in writing if at any time prior to the Effective Date Umpqua shall obtain Knowledge of any facts that would, in the opinion of Umpqua or its counsel, make it necessary or appropriate to amend or supplement the Proxy Statement in order to make the statements therein not misleading or to comply with applicable law.

7.10   Securities Registration. Promptly following execution of this Agreement, Umpqua will take all necessary and appropriate steps to register under the Securities Act the shares of Umpqua Common Stock to be issued to Humboldt shareholders under the Holding Company Plan of Merger.

7.11   Listing of Securities. Umpqua shall, promptly following the execution of this Agreement, file with the NASDAQ Stock Market, Inc., a listing application covering the Umpqua Common Stock to be issued to the Humboldt shareholders and shall continue to take such steps as may be necessary to cause such Umpqua Common Stock to be listed on the NASDAQ National Market System on or before the Effective Date.

7.12   Other Actions. Umpqua covenants and agrees to execute, file and record such documents and do such other acts and things as are necessary or appropriate to obtain required government and regulatory approvals to and to otherwise accomplish this Agreement and the Plans of Merger. Promptly following the execution of this Agreement, Umpqua will execute consent action minutes of shareholders to approve and ratify the Bank Plan of Merger.

7.13   Appointment to Umpqua Board of Directors. Effective with the filing of the Holding Company Plan of Merger, the Umpqua and Umpqua Bank Boards of Directors shall by resolution, and in accordance with their respective Bylaws, appoint the Humboldt Directors selected pursuant to Section 3.1.

7.14   Employee Matters.

(a)   From and after the Effective Time, Umpqua shall and shall cause Umpqua Bank to honor in accordance with their terms as in effect immediately before the Effective Time (i) all employee benefit or compensation obligations to current and former employees of Humboldt and Humboldt Bank accrued as of the Effective Time and (ii) all employment or severance agreements entered into prior to the date hereof; provided, however, that such employee benefit and compensation obligations and employment or severance agreements shall be subject to any amendment or termination thereof that may be permitted by their terms.

(b)   After the Effective Time, Umpqua will either continue the Humboldt employee benefit plans in effect at the Effective Date (provided that at renewal dates, copayments, employee contributions, deductible limits and other cost-sharing arrangements may be modified to reflect any increase in the costs of such benefits), modify the Humboldt employee benefits plans to provide for benefits that would, in the aggregate, be no less favorable than those provided to Humboldt and Humboldt Bank employees at the Effective Date, or may shift Humboldt and Humboldt Bank employees to the benefit programs then made available to Umpqua employees (the "Benefits Integration") with credit for service with Humboldt and Humboldt Bank accrued (or otherwise credited by Humboldt and Humboldt Bank) prior to the Benefits Integration deemed service with Umpqua for eligibility and vesting purposes (and levels of benefits).

(c)   Except as otherwise provided in Section 7.14(a) with respect to individuals with employment agreements that provide for severance payments, Humboldt and Humboldt Bank employees, who by reason of the Bank Merger become employees of Umpqua or Umpqua Bank and are thereafter terminated other than for cause by such entity, will be provided with severance benefits by Umpqua based on the Umpqua Bank Severance Policy as currently in effect as of the date of this Agreement. Consistent with Section 7.14(b), Humboldt and Humboldt Bank employees who become entitled to severance benefits, whether as a result of the Bank Merger or otherwise, will receive full credit for prior service accrued (or otherwise credited) with Humboldt and Humboldt Bank, plus service following the Effective Time, for purposes of determining the amount of such severance benefits. This Section 7.14(c) does not affect retention or incentive payments that are otherwise due to such employees.

(d)   For purposes of vacation benefits, service accrued (or otherwise credited) with Humboldt and Humboldt Bank shall be credited for determining an employee's eligibility and length of vacation under the Umpqua vacation plan, and any vacation taken prior to the Benefits Integration will be subtracted under the Umpqua plan from the employee's vacation entitlement for the calendar year in which the Benefits Integration occurs.

(e)   For purposes of participation in Umpqua bonus plans, profit sharing plans and arrangements, and similar benefits, Humboldt and Humboldt Bank employees shall receive credit for length of service accrued (or otherwise credited) with Humboldt and Humboldt Bank and (except as may otherwise be provided in employment contracts) shall be entitled to participate in Umpqua bonus compensation plans and awards beginning on the Effective Time, provided that, for purposes of calculating the benefits due thereunder, Humboldt's and Humboldt Bank's financial performance for the 2004 fiscal year shall be determined without respect to any restructuring charge or any increase in the provision for loan and lease losses accrued by Humboldt or Humboldt Bank in excess of that required by this Agreement.

(f)   Umpqua shall waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to employees of Humboldt and Humboldt Bank under any Umpqua health and welfare plans in which such employees may be eligible to participate after the Effective Time, and deductibles, coinsurance or maximum out-of-pocket payments made by such employees during the applicable plan year under Humboldt's health and welfare plans but prior to the date such employee first participates in the applicable Umpqua plan, shall reduce the amount of deductibles, coinsurance and out-of-pocket payments under the Umpqua plan.

(g)   All amounts credited to the deferral accounts of participants of the Humboldt Bancorp and Subsidiaries Director Fee Plan ("Humboldt Director Fee Plan") shall be distributed to the appropriate participants immediately prior to the Effective Time.

7.15   Indemnification of Directors and Officers; D&O Insurance.

(a)   From and after the Effective Time, Umpqua shall indemnify and hold harmless, to the fullest extent permitted under applicable law (and Umpqua shall also advance expenses as incurred to the fullest extent permitted under applicable law provided the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director and employee with a position of Senior Vice President and higher of Humboldt and its Subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement and the Stock Option Agreement; provided, however, that Umpqua shall not be required to indemnify any Indemnified Party pursuant hereto if it shall be determined that the Indemnified Party acted in bad faith and not in a manner such Party believed to be in or not opposed to the best interests of Humboldt.

(b)   Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 7.15, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Umpqua thereof, but the failure to so notify shall not relieve Umpqua of any liability it may have to such Indemnified Party if such failure does not materially prejudice the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Umpqua shall have the right to assume the defense thereof and Umpqua shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Umpqua elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Umpqua and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Umpqua shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received;

provided, however, that Umpqua shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) Umpqua shall not be liable for any settlement effected without its prior written consent; and provided, further, that Umpqua shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

(c)   Umpqua shall maintain Humboldt's existing officers' and directors' liability insurance for a period of 3 years after the Effective Time (or if the cost exceeds $300,000.00, such period that can be purchased for $300,000.00) or otherwise provide comparable insured coverage for such period.

(d)   If Umpqua or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the surviving corporation shall assume all of the obligations set forth in this Section 7.15.

(e)   The provisions of this Section 7.15 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

8. Conditions to Obligations of Umpqua.

The obligations of Umpqua under this Agreement and the Plans of Merger to consummate the Holding Company Merger and the Bank Merger shall be subject to the satisfaction, on or before the Effective Date, of the following conditions (unless waived by Umpqua in writing and not required by law):

8.1   **Shareholder Approvals**. Approval of this Agreement and the Plans of Merger by the shareholders of Umpqua, Humboldt and Humboldt Bank.

8.2   **No Litigation**. Absence of any suit, action, or proceeding (made or threatened) against Umpqua, Humboldt, or any of their directors or officers, seeking to challenge, restrain, enjoin, or otherwise affect this Agreement or the Plans of Merger or the transactions contemplated thereby; seeking to restrict the rights of the parties or the operation of the business of Humboldt or Umpqua or their Subsidiaries after consummation of the Mergers; or seeking to subject the parties to this Agreement or the Plans of Merger or any of their officers or directors to any liability, fine, forfeiture or penalty on the grounds that the parties hereto or their directors or officers have violated or will violate their fiduciary duties to their respective shareholders or will violate any applicable law or regulation in connection with the transactions contemplated by this Agreement and the Plans of Merger, except such suits, actions or proceedings which in the reasonable judgment of Umpqua and Humboldt are without merit.

8.3   **No Banking Moratorium**.   Absence of a banking moratorium or other suspension of payment by banks in the United States or any new material limitation on extension of credit by commercial banks in the United States.

8.4 **Regulatory Approvals**. Procurement of all consents, orders and approvals required by law, and the satisfaction of all other necessary or appropriate legal requirements, including but not limited to approvals by FRB, FDIC, the Oregon Director and the California Commissioner of the transactions contemplated by the Agreement and the Plans of Merger, without any conditions or requirements included in any such required consents, orders or approvals which impose any condition or restriction on Umpqua or Humboldt, including without limitation, requirements relating to the raising of additional capital or the disposition of assets, which in the good faith judgment of Umpqua would be materially burdensome in the context of the transactions contemplated by this Agreement, and the expiration of all regulatory waiting periods.

8.5 **Compliance with Securities Laws**. Receipt of an order of registration from the SEC relating to the shares of Umpqua Common Stock to be issued under the Plan of Merger, and receipt of such other registration and qualification orders as may be necessary under applicable laws and regulations.

8.6 **Other Consents**. Receipt of all other consents and approvals necessary for consummation of the transactions contemplated by this Agreement and the Plans of Merger.

8.7 **Corporate Documents**. Receipt by Umpqua of:

(a) Current certificates of good standing for Humboldt and Humboldt Bank issued by the appropriate governmental officer as of a date immediately prior to the Effective Date; and

(b) A copy, certified by each Secretary of Humboldt and Humboldt Bank, of resolutions adopted by the Board of Directors and shareholders of each entity approving this Agreement and the applicable Plan of Merger.

8.8 **Continuing Accuracy of Representations and Warranties**. Except as expressly contemplated hereby, the representations and warranties of Humboldt being true at and as of the Effective Date as though such representations and warranties were made at and as of the Effective Date; provided that, in the case of Section 4.13, the discovery of a claim against Humboldt or any other obligation or liability of Humboldt, not previously within the knowledge of an Officer of Humboldt, of less than $400,000 individually or $1,000,000 in the aggregate shall not be deemed a breach of Humboldt's representations and warranties hereunder.

8.9 **Compliance with Covenants and Conditions**. Compliance by Humboldt with all agreements, covenants and conditions on its part required by this Agreement to be performed or complied with prior to or at the Effective Date.

8.10 **No Adverse Changes**. Between December 31, 2003 and the Effective Date, the absence of any material adverse change in the business, assets, liabilities, income, or conditions, financial or otherwise, of Humboldt or Humboldt Bank, except changes contemplated by this Agreement and such changes as may have been previously approved in writing by Umpqua.

8.11 **Certificate**. Receipt by Umpqua of a Certificate of the Chief Executive Officer and the Chief Financial Officer of Humboldt, dated as of the Effective Date, certifying to the best of their knowledge the fulfillment of the conditions specified in Sections 8.1, 8.2, 8.4, 8.6, 8.8, 8.9 and 8.10 hereof, that the average daily balance of consolidated Core Deposits for the month preceding the Effective Date shall not be less than the product of 92.0% and the daily average balance of Core Deposits for the month of February 2004, that there has been no net reduction in regulatory capital of Humboldt Bank, taken as a whole, since December 31, 2003, and such other matters with respect to the fulfillment by Humboldt of any of the conditions of this Agreement as Umpqua may reasonably request.

8.12 Tax Opinion. Receipt of a favorable opinion of Foster Pepper Tooze LLP, special counsel to Umpqua, dated as of the Effective Date, in form and substance satisfactory to Umpqua to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the transactions contemplated by the Agreement and the Plans of Merger will be reorganizations within the meaning of Section 368(a) of the Code; that the parties to the Agreement and to the Plans of Merger will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code; and that no taxable gain or loss will be recognized by Humboldt, Humboldt Bank, Umpqua or Umpqua Bank as a result of the Mergers; that no taxable gain or loss will be recognized by the shareholders of Humboldt who exchange all of their Humboldt Common Stock for Umpqua Common Stock pursuant to the Holding Company Merger (except with respect to cash, if any, received for any fractional share interest in Umpqua Common Stock). In rendering its opinion, Foster Pepper Tooze LLP may require and rely upon representations contained in letter from Humboldt and Umpqua.

8.13 Employment Agreements. Each of Robert M. Daugherty and Patrick J. Rusnak shall have executed Employment Agreements with Umpqua.

8.14 Fairness Opinion. Humboldt shall have received a written fairness opinion of Keefe, Bruyette & Woods, Inc., dated as of the date of the Proxy Statement to the shareholders of Humboldt, confirming that the Exchange Ratio to be paid to Humboldt shareholders in the Holding Company Merger is fair from a financial point of view to the Humboldt shareholders.

9. Conditions to Obligations of Humboldt.

The obligations of Humboldt under this Agreement and the Plans of Merger to consummate the Holding Company Merger and the Bank Merger, shall be subject to the satisfaction, on or before the Effective Date, of the following conditions (unless waived by Humboldt in writing and not required by law):

9.1 Shareholder Approvals. Approval of this Agreement and the Plans of Merger by the shareholders of Humboldt, Umpqua and Umpqua Bank.

9.2 No Litigation. Absence of any suit, action, or proceeding (made or threatened) against Umpqua, Humboldt, or their directors or officers, seeking to challenge, restrain, enjoin, or otherwise affect this Agreement or the Plans of Merger or the transactions contemplated thereby; seeking to restrict the rights of the parties or the operation of the business of Humboldt or Umpqua or their Subsidiaries after consummation of the Mergers; or seeking to subject any of them or their officers or directors to any liability, fine, forfeiture or penalty on the grounds that such parties have violated or will violate their fiduciary duties to their respective shareholders or will violate any applicable law or regulation in connection with the transactions contemplated by this Agreement and the Plans of Merger.

9.3 No Banking Moratorium. Absence of a banking moratorium or other suspension of payment by banks in the United States or any new material limitation on extension of credit by commercial banks in the United States.

9.4 **Regulatory Approvals**. Procurement of all consents, orders and approvals required by law, and the satisfaction of all other necessary or appropriate legal requirements, including but not limited to approvals by FRB, FDIC, the Oregon Director and the California Commissioner of the transactions contemplated by the Agreement and the Plans of Merger, without any conditions or requirements included in any such required consents, orders or approvals which impose any condition or restriction on Umpqua or Humboldt, including without limitation, requirements relating to the raising of additional capital or the disposition of assets, which in the good faith judgment of Humboldt would be materially burdensome in the context of the transactions contemplated by this Agreement, , and the expiration of all regulatory waiting periods.

9.5 **Other Consents**. Receipt of all other consents and approvals necessary for consummation of the transactions contemplated by this Agreement and the Plans of Merger.

9.6 **Corporate Documents**. Receipt by Humboldt of:

(a) A certificate of existence for Umpqua and a good standing certificate for Umpqua Bank issued by the appropriate governmental officer dated as of a date immediately prior to the Effective Date;

(b) A copy, certified by each Secretary of Umpqua and Umpqua Bank, of the resolutions adopted by the Board of Directors of each approving this Agreement and the respective Plan of Merger.

9.7 **Continuing Accuracy of Representations and Warranties**. Except as contemplated hereby, the representations and warranties of Umpqua being true at and as of the Effective Date as though such representations and warranties were made at and as of the Effective Date; provided that, in the case of Section 5.5, the discovery of a claim against Umpqua or any other obligation or liability of Umpqua, not previously within the Knowledge of an Officer of Umpqua, of less than $500,000 individually or $1,000,000 in the aggregate shall not be deemed a breach of Umpqua's representations and warranties hereunder.

9.8 **Compliance with Covenants and Conditions**. Umpqua having complied with all agreements, covenants and conditions on its part required by this Agreement to be performed or complied with prior to or at the Effective Date.

9.9 **No Adverse Changes**. Between December 31, 2003 and the Effective Date, the absence of any material adverse change in the business, assets, liabilities, income or condition, financial or otherwise, of Umpqua and its Subsidiaries taken as a whole, except changes contemplated by this Agreement and such changes that may have been previously approved in writing by Humboldt.

9.10 **Tax Opinion**. Receipt of a favorable opinion of Foster Pepper Tooze LLP, special counsel to Umpqua, dated as of the Effective Date, in form and substance satisfactory to Humboldt to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Holding Company Merger will be a reorganization within the meaning of Section 368(a) of the Code; that each of Humboldt and Umpqua will be "a party to a reorganization" within the meaning of Section 368(b) of the Code; and that no taxable gain or loss will be recognized by the shareholders of Humboldt who exchange all of their Humboldt Common Stock for Umpqua Common Stock pursuant to the Holding Company Merger (except with respect to cash, if any, received for any fractional share interest in Umpqua Common Stock). In rendering its opinion, Foster Pepper Tooze LLP may require and rely upon representations contained in letters from Humboldt and Umpqua.

9.11 **Certificate**. Receipt by Humboldt of a Certificate of the President and Chief Financial Officer of Umpqua, dated as of the Effective Date, certifying to the best of their knowledge the fulfillment of the conditions specified in Sections 9.1, 9.2, 9.4, 9.5, 9.7, 9.8, and 9.9 hereof and such other matters with respect to the fulfillment by Umpqua of any of the conditions of this Agreement as Humboldt may reasonably request.

10. Closing.

The transactions contemplated by this Agreement and the Plans of Merger will close in the office of Foster Pepper Tooze LLP at such time and on such date within seven (7) days following the satisfaction of the conditions to closing, including the expiration of any waiting period, set forth in Sections 8.4 and 9.4, as set by notice from Umpqua to Humboldt, or at such other time and place as the parties may agree.

11. Termination.

11.1 **Procedure for Termination**. This Agreement may be terminated before the Effective Date:

(a) By the mutual consent of the Boards of Directors of Umpqua and Humboldt acknowledged in writing;

(b) By Umpqua or Humboldt acting through their Boards of Directors upon written notice to the other party, if (i) at the time of such notice the Mergers shall not have become effective by October 31, 2004 (or such later date as shall have been agreed to in writing by Umpqua and Humboldt acting through their respective Boards of Directors), (ii) shareholders of Humboldt shall not have approved the Agreement, the Holding Company Plan of Merger and the transactions contemplated thereby prior to September 30, 2004, or (iii) shareholders of Umpqua shall not have approved the Agreement, the Holding Company Plan of Merger and the transactions contemplated thereby and the issuance of the Umpqua Common Stock prior to September 30, 2004;

(c) By Umpqua, acting through its Board of Directors upon written notice to Humboldt, if there has been a material misrepresentation or material breach on the part of Humboldt in its representations, warranties or covenants set forth herein or if there has been any material failure on the part of Humboldt to comply with its obligations hereunder which misrepresentation, breach or failure is not cured within thirty (30) days notice to Humboldt of such misrepresentation, breach or failure; or by Humboldt, acting through its Board of Directors upon written notice to Umpqua, if there has been a material misrepresentation or material breach by Umpqua in its representations, warranties or covenants set forth herein or if there has been a material failure on the part of Umpqua to comply with its obligations hereunder which misrepresentation, breach or failure is not cured within thirty (30) days notice to Umpqua of such misrepresentation, breach or failure; or

(d) By Humboldt, if its Board of Director determines in good faith (after consultation with Sullivan & Cromwell LLP) that such action is required in order for the directors to comply with their respective fiduciary duties under applicable law.

11.2   Effect of Termination.

11.2.1 In the event this Agreement is terminated pursuant to Section 11.1(a) or 11.1(b)(i), or pursuant to any other provision hereof other than those provided for in Section 11.2.2 and 11.2.3, this Agreement shall become wholly void and of no further force and effect and there shall be no liability on the part of any party or its respective Board of Directors as a result of such termination or abandonment.

11.2.2 If this Agreement is terminated by Humboldt or Umpqua pursuant to Section 11.1(b)(ii) (provided that no failure of any covenant, condition, representation or warranty on the part of Umpqua or within the reasonable control of Humboldt shall have contributed to the failure of Humboldt shareholders to have approved the Agreement), by Umpqua pursuant to Section 11.1(c) or by Humboldt pursuant to Section 11.1(d), then Humboldt agrees to pay to Umpqua its reasonable expenses incurred in entering into and attempting to consummate the transaction up to a maximum of $500,000; provided, however, if Umpqua has terminated the Agreement as a result of Humboldt's willful failure to comply with any material covenant set forth in Section 6, it agrees to pay Umpqua an additional $3,500,000. If, prior to December 31, 2005, Humboldt enters into an Alternative Acquisition Transaction and such Alternative Acquisition Transaction had been proposed prior to the date of the Humboldt shareholder meeting or, at the time of such shareholder meeting, Humboldt or its directors, as the case may be, materially fail to comply with the covenants set forth in Section 6.2, 6.5, 6.9 or 6.12; and in any of such events if, at the time of Humboldt's shareholder meeting there was no material failure by Umpqua to comply with the covenants set forth in Section 7 and to satisfy the conditions set forth in Section 9.1 (if the shareholders of Umpqua shall have met by the date of the termination) and Sections 9.7 and 9.9, then Humboldt will, within thirty (30) days after Umpqua's request, pay Umpqua the sum of $10,000,000 (reduced by any amounts paid or payable pursuant to the first sentence of this paragraph). The payment called for in the foregoing sentence shall not be paid or payable if Umpqua elects to exercise all or any portion of that certain Stock Option Agreement dated contemporaneously herewith, the form of which is attached hereto as Exhibit C. This Section 11.2.2 shall be the sole remedy in favor of Umpqua for termination of this Agreement pursuant to the sections named in the first sentence, and Umpqua specifically waives the protections of any other legal or equitable remedies that otherwise might be available to Umpqua.

11.2.3 If this Agreement is terminated by Umpqua or Humboldt pursuant to Section 11.1(b)(iii) (provided that no failure of any covenant, condition, representation or warranty on the part of Humboldt or within the reasonable control of Umpqua shall have contributed to the failure of Umpqua shareholders to have approved the Agreement) or by Humboldt pursuant to Section 11.1(c), then Umpqua agrees to pay to Humboldt its reasonable expenses incurred in entering into and attempting to consummate the transaction up to a maximum of $500,000; provided, however, if Humboldt has terminated the Agreement as a result of Umpqua's willful failure to comply with any material covenant set forth in Section 7, it agrees to pay Humboldt an additional $3,500,000. This Section 11.2.3 shall be the sole remedy in favor of Humboldt for termination of this Agreement pursuant to the sections named in the first sentence, and Humboldt specifically waives the protections of any other legal or equitable remedies that otherwise might be available to Humboldt.

11.3   Documents from Humboldt.   In the event of termination of this Agreement, Umpqua will promptly deliver to Humboldt all originals and copies of documents and work papers obtained by Umpqua from Humboldt, whether so obtained before or after the execution hereof, and will not use any information so obtained, and will not disclose or divulge such information so obtained; provided, however, that any disclosure of such information may be made to the extent required by applicable law or regulation or judicial or regulatory process; and provided further that Umpqua shall not be obligated to treat as confidential any such information which is publicly available or readily ascertainable from public sources, or which was known to Umpqua at the time that such information was disclosed to it by Humboldt or which is rightfully received by Umpqua from a third party. The obligations arising under this Section 11.3 shall survive any termination or abandonment of this Agreement.

11.4   Documents from Umpqua. In the event of termination of this Agreement, Humboldt will promptly deliver to Umpqua all originals and copies of documents and work papers obtained by Humboldt from Umpqua, whether so obtained before or after the execution hereof, and will not use, disclose or divulge any information so obtained; provided, however, that any disclosure of such information may be made to the extent required by applicable law, regulation or judicial or regulatory process; and provided further, Humboldt shall not be obligated to treat as confidential any information which is publicly available or readily ascertainable from public sources, or which was known to Humboldt at the time that such information was disclosed to it by Umpqua or which is rightfully received by Humboldt from a third party. The obligations arising under this Section 11.4 shall survive any termination or abandonment of this Agreement.

12. Miscellaneous Provisions.

12.1   Amendment or Modification. Prior to the Effective Date, this Agreement and the Plans of Merger may be amended or modified, either before or after approval by the shareholders of Humboldt and Umpqua, only by an agreement in writing executed by the parties hereto upon approval of their respective Boards of Directors; provided, however, that no such amendment or modification shall increase the amount or modify the form of consideration to be received by the Humboldt shareholders pursuant to the Holding Company Plan of Merger without the approval of the Umpqua shareholders, except as provided in such Holding Company Plan of Merger, or decrease the amount or modify the form of consideration to be received by the Humboldt shareholders pursuant to the Holding Company Plan of Merger without the approval of the Humboldt shareholders, except as provided in such Holding Company Plan of Merger.

12.2   Public Statements. No party to this Agreement shall issue any press release or other public statement concerning the transactions contemplated by this Agreement without first providing the other parties hereto with a written copy of the text of such release or statement and obtaining the consent of the other parties to such release or statement, which consent will not be unreasonably withheld. The consent provided for in this Section 12.2 shall not be required if the delay would preclude the timely issuance of a press release or public statement required by law or any applicable regulations. The provisions of this Section 12.2 shall not be construed as limiting the parties from communications consistent with the purposes of this Agreement, including but not limited to seeking regulatory and shareholder approvals necessary to complete the transactions contemplated by this Agreement and the Plans of Merger.

12.3   Confidentiality. Each party shall use the non-public information that it obtains from the other parties to this Agreement solely for the effectuation of the transactions contemplated by this Agreement and the Plans of Merger or for other purposes consistent with the intent of this Agreement and shall not use any such information for other purposes, including but not limited to the competitive detriment of the other parties. Each party shall maintain strictly confidential all non-public information it receives from the other parties and shall, upon termination of this Agreement prior to the Effective Date, return such information in accordance with Sections 11.3 and 11.4 hereof. The provisions of this Section 12.3 shall not prohibit the use of information consistent with the provisions of Sections 11.3 and 11.4 or prohibit disclosure of information to the parties' respective counsel, accountants, tax advisors, and consultants, provided that those persons also agree to maintain such information confidential in accordance with this Section 12.3 and Sections 11.3 and 11.4 hereof.

12.4 **Waivers and Extensions**. Each of the parties hereto may, by an instrument in writing, extend the time for or waive the performance of any of the obligations of the other parties hereto or waive compliance by the other parties hereto of any of the covenants or conditions contained herein or in the Plans of Merger, other than those required by law. No such waiver or extension of time shall constitute a waiver of any subsequent or other performance or compliance. No such waiver shall require the approval of the shareholders of any party.

12.5 **Expenses**. Each of the parties hereto shall pay their respective expenses in connection with this Agreement and the Plans of Merger and the transactions contemplated thereby, except as otherwise may be specifically provided.

12.6 **Financial Advisors**. Each of Umpqua and Humboldt is solely responsible for the payment of its own financial advisor fees.

12.7 **Binding Effect, No Assignment**. This Agreement and all the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder, shall be assigned by any of the parties hereto without the prior written consent of the other parties.

12.8 **Representations and Warranties**. The respective representations and warranties of each party hereto contained herein shall not be deemed to be waived or otherwise affected by any investigation made by the other parties, and except for claims based upon fraud of the parties or their representatives, shall expire as of the Effective Date.

12.9 **Remedies**. Except for claims based upon fraud of the parties or their representatives, the only remedy available to any party hereunder is for amounts payable pursuant to Section 11.2.

12.10 **No Benefit to Third Parties**. Except for Sections 7.14 and 7.15, nothing herein expressed or implied is intended or shall be construed to confer upon or give any person or entity, other than the parties hereto, any right or remedy under or by reason hereof. Claims of Humboldt shareholders receiving Umpqua Common Stock are limited to their rights under applicable federal and state securities law. Representations, warranties and covenants of Umpqua herein are for the benefit of Humboldt Bancorp only and expire as of the Effective Date.

12.11 **Notices**. Any notice, demand or other communication permitted or desired to be given hereunder shall be in writing and shall be deemed to have been sufficiently given or served for all purposes if personally delivered or mailed by registered or certified mail, return receipt requested, or sent via confirmed facsimile to the respective parties at their addresses or facsimile numbers set forth below:

If to Umpqua:

      Umpqua Holdings Corporation
      200 Market Street, Suite 1900
      Portland, Oregon 97201
      Attn: Raymond P. Davis, President
      Fax: (503) 546-2498

      Copies of Notices to Umpqua to:

      Kenneth E. Roberts
      Foster Pepper Tooze LLP
      601 SW Second Avenue
      Portland, OR 97204-3223
      Fax: (800) 601-9234

If to Humboldt:

      Humboldt Bancorp
      2998 Douglas Blvd., Suite 330
      Roseville, California 95661
      Attn: Patrick J. Rusnak
      Fax: (916) 677-5751

      Copies of Notices to Humboldt to:

      Stanley Farrar
      Sullivan & Cromwell LLP, Suite 2100
      1888 Century Park East
      Los Angeles, California 90067
      Fax: (310) 712-8800

Any party from time to time may change such address or facsimile number by so notifying the other parties hereto of such change, which address or number shall thereupon become effective for purposes of this Section 12.11.

12.12 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon.

12.13 Entire Agreement. This Agreement, including all of the schedules and exhibits hereto and other documents or agreements referred to herein, constitutes the entire agreement between the parties with respect to the Mergers and other transactions contemplated hereby and supersedes all prior agreements and understandings between the parties with respect to such matters.

12.14 **Headings**. The article and section headings in this Agreement are for the convenience of the parties and shall not affect the interpretation of this Agreement.

12.15 **Counterparts**. At the convenience of the parties, this Agreement may be executed in counterparts, and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute but one Agreement.

12.16 **Non-Competition Agreement**. Except as may be consented to in writing by Umpqua, each non employee member of the Board of Directors of Humboldt and Humboldt Bank signing at the end of this Agreement agrees that he or she will not, for a period of two years following his or her service on the Board of Directors of Humboldt or Humboldt Bank serve as a director (including advisory, honorary or otherwise), founder, officer or employee of any insured depository other than Umpqua (or any of its affiliates) with branches in the counties in which Humboldt Bank has branches as of the Effective Date, whether directly or indirectly, alone or as a member of a partnership, or as a shareholder of any such institution. Ownership of less than three percent of the stock of a publicly traded corporation shall not be deemed to be prohibited by this provision, nor shall ownership of any number of shares of stock in Umpqua. For purposes hereof, any stock received by will, trust, gift or the laws of intestacy shall be excluded from the ownership limitations.

12.17 **Restrictions On Transfer**. Umpqua will not deliver any Umpqua Common Stock to any shareholder who, in the opinion of counsel for Umpqua, is or may be an "affiliate" (as defined in Rule 144 promulgated by the SEC pursuant to the Securities Act) of Humboldt, except upon receipt by Umpqua of a letter or other written commitment from that shareholder to comply with Rule 145 as promulgated by the SEC, in a form reasonably acceptable to its counsel.

12.18 **Material Change**. As used in this Agreement, a "material adverse effect" or "material adverse change" means, with respect to Umpqua or Humboldt, any effect, circumstance, occurrence or change that (i) is material and adverse to the financial position, results of operations or business of Umpqua and its Subsidiaries taken as a whole or Humboldt and its Subsidiaries taken as a whole, as the case may be, or (ii) would materially impair the ability of either Umpqua or Humboldt, respectively, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that a material adverse effect or change shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, and (d) changes in economic conditions affecting financial institutions generally, except to the extent such changes disproportionately affect Umpqua and its Subsidiaries or Humboldt and its Subsidiaries, as the case the may be.

IN WITNESS WHEREOF, the parties hereto, pursuant to the approval and authority duly given by resolutions adopted by a majority of their respective Boards of Directors, have each caused this Agreement to be executed by its duly authorized officers.

UMPQUA HOLDINGS CORPORATION   **HUMBOLDT BANCORP**

By: _____   By: _____
      Chief Executive Officer   Name: Robert M. Daugherty
                                                 Title: President and Chief Executive
                                                         Officer

By: _____   By: _____
      Secretary   Name: Patrick J. Rusnak
                                                 Title: Executive Vice President, Chief
                                                         Financial Officer and Secretary

UMPQUA BANK   **HUMBOLDT BANK**

By: _____   By: _____
      President   President

By: _____   By: _____
      Secretary   Secretary

(Continued on Next Page)

The undersigned members of the Board of Directors of Umpqua execute this Agreement for the limited purposes of Sections 7.4, 7.8 and 7.13 hereof.

_____	_____
Allyn C. Ford	David B. Frohnmeyer
_____	_____
James D. Coleman	Gary DeStefano
_____	_____
Scott D. Chambers	Lynn K. Herbert
_____	_____
Raymond P. Davis	Dan Giustina
_____	_____
Diana E. Goldschmidt	Katherine Keene
_____	
William Lansing	

The undersigned members of the Board of Directors of Humboldt and Humboldt Bank execute this Agreement for the limited purposes of Sections 6.2, 6.5, 6.12, 12.16, and 12.17.

_____   _____

_____   _____

_____   _____

_____   _____

_____

Exhibit A

Holding Company Plan of Merger

Exhibit B
Bank Plan of Merger

Exhibit C
Stock Option Agreement

STOCK OPTION AGREEMENT

This Stock Option Agreement (this "Agreement"), dated as of March 13, 2004, is made by and between Humboldt Bancorp, a California corporation ("Humboldt") and Umpqua Holdings Corporation, an Oregon corporation ("Umpqua").

Concurrently with the execution hereof, Umpqua and its wholly owned subsidiary, Umpqua Bank, are entering into a certain Agreement and Plan of Reorganization (the "Merger Agreement") with Humboldt and its wholly owned subsidiary, Humboldt Bank, which would result in the merger of Humboldt with and into Umpqua and the merger of Humboldt Bank with and into Umpqua Bank (all such transactions being collectively referred to herein as the "Merger"). Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement.

It is understood and acknowledged that by negotiating and executing the Merger Agreement and by taking actions necessary or appropriate to effect the Merger, Umpqua and Umpqua Bank have incurred and will incur substantial direct and indirect costs (including without limitation the costs of management and employee time) and will forgo the pursuit of certain alternative investments and transactions.

THEREFORE, in consideration of the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

1.   Grant of Option. Subject to the terms and conditions set forth herein, Humboldt hereby irrevocably grants an option (the "Option") to Umpqua to purchase up to an aggregate of 3,022,666 authorized but unissued shares of Humboldt common stock, without par value (the "Common Stock") (which represents approximately 19.9% of Common Stock currently issued and outstanding), subject to any reduction pursuant to the terms of Section 2 of this Agreement, at a per share price of $18.00 (the "Option Price").

2.   Exercise of Option. Subject to the provisions of this Section 2, and to the provisions of Section 13 and Section 14(a) of this Agreement, this Option may be exercised by Umpqua or by any permitted transferee pursuant to Section 5 of this Agreement, in whole or in part, at any time, or from time to time in any of the following circumstances and only in such circumstances:

(a)   Humboldt or its board of directors enters into an agreement or recommends to Humboldt shareholders an agreement (other than the Merger Agreement) pursuant to which any entity, person or group, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (any of the foregoing hereinafter in this Section 2, a "Person") other than Umpqua or any of its affiliates, would: (i) merge or consolidate with Humboldt, with Humboldt shareholders holding less than 50 percent of the stock of the surviving entity, (ii) acquire 50 percent or more of the assets or liabilities of, Humboldt or Humboldt Bank, or (iii) purchase or otherwise acquire (including by merger, consolidation, share exchange or any similar transaction) securities representing 50 percent or more of the voting shares of Humboldt or Humboldt Bank.

(b)   Any Person (other than Umpqua or any of its affiliates and other than any Person owning as of the date hereof ten percent or more of the voting shares of Humboldt) acquires the beneficial ownership or the right to acquire beneficial ownership of securities which, when aggregated with other such securities owned by such Person, represents fifteen percent or more of the voting shares of Humboldt (the term "beneficial ownership" for purposes of this Agreement shall have the meaning set forth in Section 13(d) of the Exchange Act, and the regulations promulgated thereunder). Notwithstanding the foregoing sentence, the Option shall not be exercisable pursuant to this subsection (b) if (i) a Person acquires the beneficial ownership of securities which, when aggregated with other such securities owned by such Person, represents fifteen percent or more but less than 25 percent of the voting shares of Humboldt and (ii) either (x) the transaction does not result in, and is not presumed to constitute, "control" as defined under Section 7(j)(1) of the Federal Deposit Insurance Act or 12 CFR § 225.41(c)(2) or (y) the Federal Reserve Board determines pursuant to 12 CFR § 225.41(g) that a presumption of control does not exist with respect to that transaction.

(c)   The board of directors of Humboldt fails to recommend, or withdraws its prior recommendation of, the Merger to Humboldt shareholders for any reason other than (i) termination of the Merger Agreement pursuant to Sections 11.1(a), 11.1(b), or by Humboldt pursuant to Section 11.1(c) of the Merger Agreement; (ii) material breach of a representation, warranty or covenant of Umpqua; (iii) withdrawal by Keefe Bruyette & Woods of its opinion that the Merger is fair, from a financial point of view, to Humboldt shareholders where such withdrawal is for reasons other than the existence of an Alternative Acquisition Transaction; or (iv) material breach of Umpqua's representations or warranties pursuant to Section 5 of the Merger Agreement, covenants pursuant to Section 7 of the Merger Agreement or material failure by Umpqua to satisfy the conditions to closing set forth in Section 9 of the Merger Agreement which would be expected to be satisfied on or before the mailing of the Proxy Statement to Humboldt shareholders other than those set forth in Section 9.1 of the Merger Agreement (with respect to Humboldt). The exception set forth in clause (i) of the first sentence of Section 2(c) of this Agreement relating to terminations pursuant to Section 11.1(b) of the Merger Agreement shall not operate to terminate the Option where (a) either (i) Humboldt enters into an Alternative Acquisition Transaction prior to December 31, 2005 that had been publicly announced prior to the date of the Humboldt shareholder meeting; or (ii) Humboldt enters into an Alternative Acquisition Transaction within six months after terminating the Merger Agreement whether or not such Alternative Acquisition Transaction had been publicly announced prior to the date of the Humboldt shareholder meeting; and (b) at the time of the failure to recommend or withdrawal of the recommendation of the Merger to the Humboldt shareholders, there existed no material breach of Umpqua's representations or warranties pursuant to Section 5 of the Merger Agreement, covenants pursuant to Section 7 of the Merger Agreement or material failure by Umpqua to satisfy the conditions set forth in Section 9 of the Merger Agreement which would be expected to be satisfied on or before the mailing of the Proxy Statement to Humboldt shareholders.

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(d)   The Humboldt shareholders fail to approve the Merger by the required affirmative vote at a meeting of the shareholders called for such purpose, after any Person (other than Umpqua or an affiliate of Umpqua) announces publicly or communicates in writing an Alternative Acquisition Transaction or makes any public communication of a plan or proposal intended to (i) purchase or otherwise acquire securities representing 50 percent or more of the voting shares of Humboldt or (ii) elect a majority of the board of directors of Humboldt from persons who are not presently directors of Humboldt.

It is understood and agreed that the Option shall become exercisable upon the occurrence of any of the above-described circumstances even though the circumstance occurred as a result, in part or in whole, of the board of Humboldt complying with its fiduciary duties.

Notwithstanding any contrary provision of this Section 2, the Option may not be exercised if either (i) any applicable and required governmental approvals have not been obtained with respect to such exercise or if such exercise would violate any regulatory restrictions applicable to Humboldt or Umpqua, (ii) at the time of exercise Umpqua or Umpqua Bank is failing in any material respect to perform or observe its representations, warranties, covenants or conditions under the Merger Agreement unless the reason for such failure is that Humboldt is failing to perform or observe its covenants or satisfy all applicable conditions under the Merger Agreement, or (iii) Umpqua has elected to receive, been entitled to receive, and did receive a payment of $10,000,000 from Humboldt pursuant to Section 11.2.2 of the Merger Agreement (the "Termination Fee"); provided, however, that in the event that the sum of (A) the aggregate of all amounts paid by Humboldt pursuant to Section 11.2.2 of the Merger Agreement and (B) the product of (x) the difference between the per share closing price of Humboldt Common Stock on the Nasdaq National Market on the date of exercise and the Option Price and (y) the number of Option Shares (as defined below) (such sum being referred to herein as the "Total Termination Payment"), would otherwise exceed $13,400,000, then the number of shares which may be purchased pursuant to the Option granted in Section 1 of this Agreement shall be reduced such that the Total Termination Payment will not exceed $13,400,000 and neither Umpqua nor any permitted transferee shall be entitled to purchase any more shares of Humboldt Common Stock under this Agreement or the Option. Solely in the case of clause (iii) of the foregoing sentence, this Option shall not be exercisable within the thirty (30) day period within which the Termination Fee may be paid pursuant to Section 11.2.2 of the Merger Agreement; provided, however, that in such case Humboldt gives reasonable assurance to Umpqua that it intends to make such payment and at all times during such period Umpqua has reason to believe its rights hereunder are not prejudiced by such delay.

3.   Notice, Time and Place of Exercise. Each time that Umpqua or any permitted transferee wishes to exercise any portion of the Option, Umpqua or such transferee shall give written notice of its intention to exercise the Option specifying the number of shares as to which the Option is being exercised ("Option Shares") and the place and date for the closing of the exercise (which date shall be not later than ten business days from the date such notice is mailed). If any law, regulation or other restriction will not permit such exercise to be consummated during such ten business day period, the date for the closing of such exercise shall be within five business days following the cessation of such restriction on consummation. In the event the number of Option Shares is required to be reduced pursuant to Section 2 of this

Agreement, Humboldt shall notify Umpqua or the permitted transferee of such reduction within two business days of receipt by Humboldt of the notice of exercise.

4.   Payment and Delivery of Certificate(s). At any closing for an exercise of the Option or any portion thereof, (a) Umpqua and Humboldt will each deliver to the other certificates of their respective chief executive officers as to the accuracy, as of the closing date, of their respective representations and warranties hereunder, (b) Umpqua or the transferees will pay the aggregate purchase price for the shares of Common Stock to be purchased by wire transfer of immediately available Portland, Oregon funds to an account designated by Humboldt, and (c) Humboldt will deliver to Umpqua or the transferees a certificate or certificates representing the shares so purchased.

5.   Transferability of the Option and Option Shares. Prior to the time the Option, or a portion thereof, becomes exercisable pursuant to the provisions of Section 2 of this Agreement, neither the Option nor any portion thereof shall be transferable. Upon the occurrence of any of the events or circumstances set forth in Sections 2(a) through (d) above, the Option or any portion thereof or any of the Option Shares may be freely transferred by Umpqua, subject to Section 13 of this Agreement and applicable federal and state securities laws and the Bank Holding Company Act of 1956, as amended. Such transfer shall be effected by delivery of written notice by Umpqua to Humboldt specifying the name(s) of the transferee(s) and shall be effective on the date of receipt or deemed receipt of notice pursuant to Section 14(d) of this Agreement. The number of Option Shares which may be exercised by any transferee(s) shall be subject to the terms and conditions of Section 2 of this Agreement.

6.   Representations, Warranties and Covenants of Humboldt. Humboldt hereby represents, warrants, and covenants to Umpqua as follows:

(a)   Due Authorization. This Agreement has been duly authorized by all necessary corporate action on the part of Humboldt, has been duly executed by a duly authorized officer of Humboldt and, assuming compliance with the representations, warranties and covenants of Umpqua herein, constitutes a valid and binding obligation of Humboldt enforceable against Humboldt in accordance with its terms. No shareholder approval by Humboldt shareholders is required by applicable law or otherwise prior to the exercise of the Option in whole or in part.

(b)   Option Shares. Humboldt has taken all necessary corporate and other action to authorize and reserve and to permit it to issue, and at all times from the date hereof to such time as the obligation to deliver shares hereunder terminates will have reserved for issuance, at the closing(s) upon exercise of the Option, or any portion thereof, the Option Shares (subject to adjustment, as provided in Section 8 of this Agreement), all of which, upon issuance pursuant hereto shall be duly and validly issued, fully paid and nonassessable, and shall be delivered free and clear of all claims, liens, encumbrances and security interests, including any preemptive right of any of the Humboldt shareholders other than liens or encumbrances arising solely because of the act or omission of Umpqua. All taxes, fees, assessments and like charges shall be and remain the sole obligation of Umpqua.

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(c)   No Conflicts. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will violate or result in any violation of or be in conflict with or constitute a default under any term of the articles of incorporation or bylaws of Humboldt or any agreement, instrument, judgment, decree, law, rule or order applicable to Humboldt or any subsidiary of Humboldt or to which Humboldt or any such subsidiary is a party.

7.   Representations, Warranties and Covenants of Umpqua. Umpqua hereby represents, warrants and covenants to Humboldt as follows:

(a)   Due Authorization. This Agreement has been duly authorized by all necessary corporate action on the part of Umpqua, has been duly executed by a duly authorized officer of Umpqua and, assuming the accuracy of the representations and warranties, and compliance with the covenants, of Humboldt herein, constitutes a valid and binding obligation of Umpqua enforceable against Umpqua in accordance with its terms.

(b)   Transfers of Common Stock. No portion of the Option or any Option Shares will be transferred by Umpqua or its transferee hereunder except in a transaction registered or exempt from registration under any applicable securities laws.

(c)   No Conflicts. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will violate or result in any violation of or be in conflict with or constitute a default under any term of the articles of incorporation or bylaws of Umpqua or any agreement, instrument, judgment, decree, law, rule or order applicable to Umpqua or any subsidiary of Umpqua or to which Umpqua or any such subsidiary is a party.

8.   Adjustment Upon Changes in Capitalization. In the event of any change in the Common Stock by reason of stock dividends, stock splits, mergers, recapitalizations, combinations, exchanges of shares or similar transactions, the number and kind of shares or securities subject to the Option and the purchase price per share of Common Stock shall be proportionately adjusted. If prior to the termination or exercise of the Option Humboldt is acquired by another party, consolidates with or merges into another corporation or liquidates, this Option shall convert automatically into an option to purchase shares or other securities or property of the acquiring or surviving entity into which Humboldt Common Stock shall have been converted or exchanged with an exercise price and number of shares proportionately adjusted based upon the consideration received by Humboldt shareholders in such transaction. Such option, once converted, shall retain the same terms, transfer, termination and other provisions contained in this Agreement.

9.   Nonassignability. This Agreement shall be binding upon and inure to the benefit of the parties hereto and the successors of each of the undersigned. This Agreement and any right hereunder shall not be assignable by either party, except that Umpqua may transfer the Option, the Option Shares or any portion thereof, and its rights under this Agreement related thereto, in accordance with Section 5 of this Agreement. A merger or consolidation of Umpqua (whether or not Umpqua is the surviving entity) or an acquisition of Umpqua shall not be deemed an assignment or transfer.

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10.   Regulatory Restrictions. Humboldt shall use commercially reasonable efforts to obtain or to cooperate with Umpqua or any permitted transferee in obtaining all necessary regulatory consents, approvals, waivers or other action (whether regulatory, corporate or other) to permit the acquisition of any or all Option Shares by Umpqua or any such transferee. All costs of obtaining such approvals shall be paid by Umpqua.

11.   Remedies. Humboldt agrees that if for any reason Umpqua or any transferee shall have exercised its rights in accordance with the terms of this Agreement and Humboldt shall have failed to issue the Option Shares to be issued upon such exercise or to perform its other obligations under this Agreement, unless such action would violate any applicable law or regulation by which Humboldt is bound, then Umpqua or any permitted transferee shall be entitled to specific performance and injunctive and other equitable relief to cause such issuance. The parties acknowledge that the Option, if exercised by Umpqua or its transferee, is the sole remedy for termination of the Merger Agreement by Umpqua in connection with an Alternative Acquisition Transaction and that the exercise of the Option in whole or in part shall discharge Humboldt's obligation to pay any part of the Termination Fee or reimburse Umpqua for its expenses in connection with the Merger Agreement. This provision is without prejudice to any other rights that Humboldt or Umpqua or any permitted transferee may have against the other party for any failure to perform its obligations under this Agreement.

12.   No Rights as Shareholder. The Option, prior to the exercise thereof, shall not entitle the holder to any rights as a shareholder of Humboldt at law or in equity; specifically the Option shall not entitle the holder to receive dividends or other distributions to shareholders, to vote on any matter presented to the Humboldt shareholders, or to any notice of any meetings of shareholders or any other proceedings of Humboldt except as otherwise specifically provided herein.

13.   Limited Right of First Refusal. If Umpqua or any successor to Umpqua's interest herein (a "Proposed Seller") acquires any Option Shares by exercising the Option, and if the Merger does not occur, and if the Proposed Seller shall receive and shall desire to accept a bona fide offer to purchase any of the Option Shares within 12 months after the date of such exercise, then, prior to any such sale, the Proposed Seller shall notify Humboldt of such offer, the name of the offeror and the dollar value thereof (the "Disposition Notice"), and Humboldt shall have the right, by notice delivered to the Proposed Seller within two business days after the date Humboldt receives the Proposed Seller's notice of such offer, to purchase all (but not less than all) of the Option Shares so proposed to be sold for a cash price equal to such dollar value, payable immediately. If Humboldt does not exercise its right under this Section 13 to purchase any of the Option Shares within the time specified for such exercise, the Proposed Seller shall be free for 90 days following the expiration of such time for exercise to sell or enter into an agreement to sell the Option Shares specified in the Disposition Notice, at the price specified in the Disposition Notice or any price in excess thereof and otherwise on substantially the same terms set forth in the Disposition Notice; provided, however, that if such sale is not consummated within such 90-day period, then the provisions of this Section 13 will again apply to the sale of such Option Shares.

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14. <u>Miscellaneous</u>.

(a) <u>Termination</u>. This Agreement and the Option, to the extent not previously exercised, shall terminate upon the earliest of (i) December 31, 2005 (unless Humboldt enters into an Alternative Transaction in which event the applicable date is the closing or terminating of such Alternative Transaction); (ii) the mutual agreement of the parties hereto; (iii) 30 days after the date on which any application for regulatory approval for the Merger shall have been denied; <u>provided</u>, <u>however</u>, that if prior to the expiration of such 30-day period, Humboldt, Humboldt Bank, Umpqua or Umpqua Bank are engaged in litigation or an appeal procedure relating to an attempt to obtain approval of the Merger, this Agreement will not terminate until 30 days after the completion of such litigation and appeal procedure; (iv) the date on which Humboldt tenders payment in full of the Termination Fee after demand by Umpqua for payment of the same; or (v) the date of termination of the Merger Agreement other than terminations pursuant to Section 11.2.2 of the Merger Agreement. If the Option has been validly exercised, in whole or in part, but not closed prior to the termination of this Agreement, then this Agreement shall remain in effect until the closing of such exercise solely with respect to shares issuable in connection with that exercise.

(b) <u>Amendments</u>. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto.

(c) <u>Severability of Terms</u>. Any provision of this Agreement that is invalid, illegal, or unenforceable shall be ineffective only to the extent of such invalidity, illegality, or unenforceability without affecting in any way the remaining provisions hereof or rendering any other provisions of this Agreement invalid, illegal or unenforceable. Without limiting the generality of the foregoing, if the right of Umpqua or any permitted transferee to exercise the Option in full for the total number of shares of Common Stock or other securities or property issuable upon the exercise of the Option is limited by applicable law, or otherwise, Umpqua or any such transferee may, nevertheless, exercise the Option to the fullest extent permissible.

(d) <u>Notices</u>. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given by hand or courier delivery, by electronic mail or facsimile, or by registered or certified mail, postage prepaid, return receipt requested, to the respective parties as follows:

If to Humboldt:

Humboldt Bancorp
2998 Douglas Blvd., Suite 330
Roseville, CA 95661
Attention: Patrick J. Rusnak

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With a copy to:

Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, CA 90067
Attention: Stanley F. Farrar
Fax: (310) 712-8800
Email: farrars@sullcrom.com

If to Umpqua:

Umpqua Holdings Corporation
200 SW Market
Suite 1900
Portland, OR 97201
Attn: Raymond Davis, President & CEO
Fax: (503) 546-2498
Email: raydavis@umpquabank.com

With a copy to:

Foster Pepper Tooze LLP
601 SW Second Avenue, Suite 1800
Portland, OR 97204
Attn: Kenneth E. Roberts, Esq.
Fax: (800) 601-9234
Email: robek@fosterpdx.com

or to such other address or facsimile number as either party may have furnished to the other in writing in accordance herewith. Notices dispatched electronically or by facsimile shall be effective at 5:00 p.m. on the date transmitted with answer-back or receipt verification enabled; notices dispatched by courier shall be deemed effective at 5:00 p.m. on the date on which delivery occurs; and notices dispatched by United States Mail shall be deemed effective at 5:00 p.m. on the third business day after being deposited in a mailbox, postage prepaid. Notwithstanding the previous sentence, notices of change of address shall be effective at 5:00 p.m. on the date of receipt.

(e)   Governing Law. This Agreement and the Option, in all respects, including all matters of construction, validity and performance, are governed by the internal laws of the State of California without giving effect to the principles of conflicts of law thereof.

(f)   Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

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(g)   <u>Effects of Headings</u>. The section headings herein are for convenience only and shall not affect the construction hereof.

IN WITNESS WHEREOF, Humboldt and Umpqua have caused this Agreement to be duly executed and delivered on the day and year first written above.

HUMBOLDT BANCORP

By: _____
    Name: Robert M. Daugherty
    Title: President & Chief Executive Officer

UMPQUA HOLDINGS CORPORATION

By: _____
    Name: Raymond P. Davis
    Title: President & Chief Executive Officer